          FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

                                                    For the month of November 2005

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            CDG Investments Inc.

                                       (Registrant)

Date December 1, 2005

“Barbara O’Neill”

               Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibits:

Exihibit 99.1         Northern Abitibi Mining Corp. Financial Statements

Exhibit 99.2          Manson Creek Resources Ltd. Financial Statements

CDG INVESTMENTS INC.

SUITE 500, 926-5TH AVENUE SW

CALGARY, ALBERTA

PHONE: 403-233-7898

Dear Shareholder:

On October 14, 2005, the Board of Directors (the “CDG Board”) of CDG Investments Inc. (“CDG”) approved (i) the pro-rata distribution of substantially all of the shares of Manson Creek Resources Ltd. (“Manson Creek”) and Northern Abitibi Mining Corp. (“Northern Abitibi”) held by CDG to CDG’s shareholders as a dividend (the “Share Dividend”), and (ii) a cash dividend of Cdn.$0.01 per common share of CDG to CDG’s shareholders (the “Cash Dividend”).  The Cash Dividend together with the Share Dividend will hereinafter be referred to as the “Dividend.”  Because you were a CDG shareholder on November 16, 2005 (the “Record Date”), you are entitled to receive the Dividend and to become a shareholder of Manson Creek and Northern Abitibi.  Substantially all of the outstanding common shares of Manson Creek and Northern Abitibi held by CDG (approximately 23.5% and 20.5% of the total outstanding common shares of Manson Creek and Northern Abitibi as of October 14, 2005, respectively) are being distributed on November 30, 2005 (the “Distribution Date”).  A substantial portion of the Cash Dividend is not being distributed to you, but is being withheld under applicable Canadian income tax regulations and such Canadian tax withheld may be applied against any U.S. federal income tax liability owed by you with respect to the Dividend.  Upon completion of the distribution of the Dividend, CDG will own approximately 237,000 common shares of Manson Creek and 445,000 common shares of Northern Abitibi.

Manson Creek is an active junior exploration company with a history of exploration in the Yukon and British Columbia.   Manson Creek trades on the TSX Venture Exchange (the “TSXV”) under the symbol “MCK.”

Northern Abitibi is a junior exploration company focused on acquiring and exploring gold and silver properties in Nevada.  Northern Abitibi trades on the TSXV under the symbol “NAI.”

For the reasons set forth in the enclosed Information Statement, the CDG Board has concluded that the Dividend is in the best interests of CDG’s shareholders.

As a CDG shareholder on the Record Date, you are entitled to the Dividend.  The enclosed share certificates represent one common share of Manson Creek for every 7.7 common shares of CDG owned on that date, and one common share of Northern Abitibi for every 5.5 common shares of CDG owned on that date.  The enclosed Information Statement, which is being provided to all CDG’s U.S. shareholders, provides important details regarding the Dividend, as well as the organization, business, properties and financial information of each of Manson Creek and Northern Abitibi.  You are encouraged to read this material carefully.

As described in the enclosed Information Statement, no fractional common shares of either Manson Creek or Northern Abitibi will be issued.   In the event that a CDG shareholder is entitled to less than a whole common share of either Manson Creek or Northern Abitibi, then an adjustment will be made to round-down to the nearest whole number of such common shares.  In addition, if a CDG Shareholder is to be issued less than one common share of either Manson Creek or Northern Abitibi in total, then no such common shares will be issued to that shareholder.

CDG shareholders entitled to this Dividend are not required to take any action to receive the Dividend.  Shareholder approval of the Dividend is not required, and CDG is not soliciting your proxy.

Sincerely yours,

CDG INVESTMENTS INC.

“G. A. James Devonshire”

PER:  G. A. James Devonshire

          President

November 16, 2005

A-2

CDG INVESTMENTS INC.

#500, 926 – 5th Avenue S.W., Calgary, Alberta, T2P 0N7

______________________________________________________

INFORMATION STATEMENT

______________________________________________________

THE DIVIDEND BY CDG INVESTMENTS INC.

Executive Summary

CDG Investments Inc. (“CDG”) is furnishing this Information Statement to the holders of record of its common shares on November 16, 2005 (the “Record Date”) in connection with (i) the pro-rata distribution by CDG of approximately 5,354,190 common shares of Manson Creek Resources Ltd. (“Manson Creek”) and 7,495,866 shares of Northern Abitibi Mining Corp. (“Northern Abitibi”) by way of a dividend to CDG’s shareholders (the “Share Dividend”), and (ii) a cash dividend of Cdn.$0.01 per common share of CDG to CDG’s shareholders (the “Cash Dividend”).  The Cash Dividend together with the Share Dividend will hereinafter be referred to as the “Dividend.”  As of October 14, 2005, CDG owned approximately 23.5% of the outstanding common shares of Manson Creek and 20.5% of the outstanding common shares of Northern Abitibi.  Upon completion of the distribution of the Dividend, CDG will own approximately 237,000 common shares or 1% of Manson Creek and approximately 445,000 common shares or 1% of Northern Abitibi.

CDG is distributing the Dividend on November 30, 2005 (the “Distribution Date”) and is distributing one common share of Manson Creek for every 7.7 common shares of CDG and one common share of Northern Abitibi for every 5.5 common shares of CDG as a dividend on each common share of CDG outstanding on the Record Date.  A substantial portion of the Cash Dividend is not being distributed, but is being withheld for Canadian income tax purposes and may be applied against any U.S. federal income tax liability owed by you with respect to the Dividend.

You are not required to pay for the common shares of Manson Creek or Northern Abitibi that you are receiving in the Share Dividend, nor are you required to surrender or exchange any of your common shares of CDG therefor.  Subject to certain exceptions, you generally will be required to include in gross income for U.S. federal income tax purposes a dividend in an amount equal to the fair market value of the Dividend to the extent of CDG’s current and accumulated earnings and profits.  To the extent that the Dividend exceeds CDG’s current and accumulated earnings and profits, the Dividend will be treated first as a return of capital (equal to your adjusted basis in your common shares of CDG), and thereafter as gain from the sale or exchange of your common shares of CDG.  See “United States Federal Income Tax Consequences” in Part I of this Information Statement.  None of CDG, Manson Creek or Northern Abitibi is receiving any cash or other proceeds from the Dividend.

CDG’s common shares are traded on the Over-The-Counter Bulletin Board under the symbol “CDGEF.”  On November 16, 2005, the last reported sale price for CDG’s common shares was US$0.29 per share.  Manson Creek’s common shares are traded on the TSX Venture Exchange (the “TSXV”) under the symbol “MCK.”  On November 16, 2005, the last reported sale price for Manson Creek’s common shares was Cdn.$0.12 per share.  Northern Abitibi’s common shares are traded on the TSXV under the symbol “NAI.”  On November 16, 2005, the last reported sale price for Northern Abitibi’s common shares was Cdn.$0.08 per share.

This Information Statement has been separated into three parts.  Part I describes the Dividend itself.  Parts II and III describe the organization, business and financial information of Manson Creek and Northern Abitibi, respectively.

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars. References to “$” or “dollars” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars.

The following table sets forth (i) for the five most recent fiscal years, the average rate of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods, and (ii) the high and low exchange rate during the previous six months, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The average rate, calculated by using the average of the exchange rates on the last day of each month during the period, is set out for each of the periods indicated in the table below:

Year Ended September 30,

	2001	2002	2003	2004	2005
Average for Period	US$0.6538	US$0.6356	US$0.6789	US$0.7521	US$0.8881

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended

	May	June	July	August	September	October
	2005	2005	2005	2005	2005	2005
High for Period	US$0.80822	US$0.8159	US$0.83000	US$0.84111	US$0.8615	US$0.8579
Low for Period A	US$0.78722	US$0.7950	US$0.80411	US$0.82066	US$0.8417	US$0.8413

As of September 30, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8615 (US$1.00 = Cdn$1.1607).

As of November 16, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8391 (US$1.00 = Cdn$1.1918).

The Dividend does not require the vote of CDG’s shareholders.  CDG is not asking you for a proxy.

_______________________

The U.S. Securities and Exchange Commission and state securities regulators have not approved or disapproved any of these securities, or determined if this Information Statement is truthful or complete.

_______________________

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

_______________________

The approximate mailing date of this Information Statement is November 30, 2005.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements,” within Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In some cases, you can identify the forward-looking statements by the use of the words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “estimate,” “predict,” “potential,” “continue,” “believe,” “anticipate,” “intend,” “expect,” or the negative or other variations of these words, or other comparable words or phrases.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.

Although CDG believes that expectations reflected in these forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance, achievements or other future events.  Moreover, neither CDG nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements.  CDG is under no duty to update any of these forward-looking statements after the date of this Information Statement.  You should not place undue reliance on these forward-looking statements.

PART I

THE DIVIDEND

Purpose of the Dividend

On October 14, 2005, CDG announced (i) the pro-rata distribution of substantially all common shares of Manson Creek held by CDG, approximately 5,354,190 common shares, representing approximately 23.5% of Manson Creek’s outstanding common shares as of October 14, 2005, and substantially all common shares of Northern Abitibi held by CDG, approximately 7,495,866 common shares of Northern Abitibi, representing approximately 20.5% of Northern Abitibi’s outstanding common shares as of October 14, 2005, to shareholders of record of CDG on the Record Date by way of a share dividend, and (ii) a cash dividend of Cdn.$0.01 per common share of CDG to shareholders of record of CDG on the Record Date.  CDG is distributing the Dividend on the Distribution Date.  Under the Dividend, CDG is distributing one common share of Manson Creek for every 7.7 common shares of CDG and one common share of Northern Abitibi for every 5.5 common shares of CDG as a dividend to those CDG shareholders of record as of the Record Date.

The Cash Dividend has been declared to offset a substantial portion, if not all, of any Canadian withholding tax requirements related to the Dividend.

As part of an ongoing effort to appropriately manage CDG’s assets and increase shareholder value, CDG’s Board of Directors (the “CDG Board”) has concluded that effecting the Dividend is in the best interests of CDG’s shareholders for several reasons.  First, although Manson Creek and Northern Abitibi each have interests in properties of merit, the CDG Board believes the value of CDG’s holdings in the two companies does not appear to be reflected in the share price of CDG due to the low share prices of Manson Creek and Northern Abitibi; nor does the CDG Board believe that is it likely that any potential future increases in the share prices of Manson Creek and Northern Abitibi will be adequately reflected in the share price of CDG.  The CDG Board believes that increased shareholder value could be achieved by shareholders holding the shares of each company separately.

Second, the CDG Board believes that the share prices of Manson Creek and Northern Abitibi are artificially depressed due to the significant amount of common shares of each company being held directly by CDG and the control exercised by CDG over each of Manson Creek and Northern Abitibi.    Therefore, the CDG Board believes that the share price of each of Manson Creek and Northern Abitibi would improve by distributing the shares held directly by CDG to its shareholders in order to decrease control and influence by CDG and to allow the Boards of Directors of each of Manson Creek and Northern Abitibi to exercise more independent control over Manson Creek and Northern Abitibi.

Third, the Dividend will give each of CDG, Manson Creek and Northern Abitibi independent access to financing in the public markets and other funding sources by allowing the financial community to focus separately on each business, which the companies do not have under the present structure.  Likewise, the Dividend will make each of CDG, Manson Creek and Northern Abitibi easier to analyze for both investors and analysts.

Manner of Effecting the Dividend

As of 5:00 p.m. Eastern Standard Time (“EST”) on the Record Date, you became entitled to receive one common share of Manson Creek for every 7.7 common shares of CDG and one common share of Northern Abitibi for every 5.5 common shares of CDG owned by you at that time. A substantial portion of the Cash Dividend will be applied against any Canadian withholding tax and may be applied against any U.S. federal income tax liability owed by you as a result of the Dividend.  A portion of the shares to be distributed may have to be sold if additional withholding tax is required.

You are not required to pay cash or any other consideration for the common shares that you are receiving in the Share Dividend. You do not need to surrender or exchange certificates representing CDG common shares in order to receive Manson Creek or Northern Abitibi common shares.  You continue to own your CDG common shares.  The Share Dividend does not otherwise change the number of, or the rights associated with, outstanding common shares of CDG.

All common shares of Manson Creek and Northern Abitibi distributed to CDG’s shareholders have the same rights as the rights associated with the other outstanding common shares of Manson Creek and Northern Abitibi, respectively.  See “Description of Capital Stock of Manson Creek” and “Description of Capital Stock of Northern Abitibi” under Parts II and III, respectively, of this Information Statement

Trading After the Record Date

After 5:00 p.m. EST on the Record Date, CDG common shares continued to trade without the entitlement to the Dividend, just as they were traded before the Record Date.  Therefore, if you owned common shares of CDG at 5:00 p.m. EST on the Record Date and sold those shares on the Over-The-Counter Bulletin Board thereafter, you are still entitled to the Dividend and the purchaser of the CDG common shares is not entitled to the Dividend.

Furthermore, during the time between the Record Date and your receipt of the physical share certificates enclosed with this Information Statement representing the Manson Creek and Northern Abitibi common shares underlying the Share Dividend, such securities could not have been traded.  As you now have physical possession of such share certificates, such securities may be traded in compliance with the rules and regulations of the TSXV, any applicable Canadian federal or provincial securities laws and applicable United States federal and state securities laws.

When and How You Will Receive the Dividend

CDG is distributing the Dividend on the Distribution Date, by having previously released the common shares of Manson Creek and Northern Abitibi being distributed in the Dividend to Computershare Trust Company of Canada, CDG’s transfer agent and the distribution agent for the Dividend (the “Distribution Agent”).  As of 4:00 p.m. EST on the Distribution Date, the Distribution Agent caused the common shares of each of Manson Creek and Northern Abitibi to which you are entitled to be registered in your name.  As of that time, you became the record holder of that number of common shares of Manson Creek and Northern Abitibi.

The Distribution Agent is not delivering any fractional shares of Manson Creek or Northern Abitibi in connection with the Share Dividend.  In the event that a CDG shareholder is entitled to less than a whole common share of either Manson Creek or Northern Abitbi, then an adjustment will be made to round down to the nearest whole number of such common shares.  In addition, if a CDG shareholder is to be issued less than one common share of either Manson Creek or Northern Abitibi in total, then no such common shares will be issued to that shareholder.

Along with this Information Statement, you are receiving physical share certificates representing your ownership of whole common shares of each of Manson Creek and Northern Abitibi from the Distribution Agent.  The Distribution Agent began mailing share certificates representing your ownership of whole common shares of Manson Creek and Northern Abitibi on or promptly after the Distribution Date.

The Income Tax Act (Canada), as modified by the Canada-US tax treaty, requires the withholding of 15% of the total amount of the Dividend.  In certain circumstances, this amount may be credited or deducted against U.S. federal income taxes.  The Distribution Agent will provide the required tax reporting information slips.  A portion of the shares to be distributed may have to be sold if additional withholding tax is required.

Accounting Treatment of the Dividend

The Dividend will be treated for accounting purposes by CDG as a payment of a dividend of common shares of Manson Creek and Northern Abitibi and of Cdn.$0.01 per share to shareholders of CDG in the period in which the transaction is consummated.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, to a U.S. Holder (as hereinafter defined) of common shares of CDG of the Share Dividend and the Cash Dividend.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), regulations promulgated by the U.S. Treasury Department under the Code (the “Treasury Regulations”), published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by CDG, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders of common shares issued by CDG should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of the receipt of the Share Dividend and the Cash Dividend.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares issued by CDG who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by CDG, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities such as corporations subject to Subchapter S of the Code, (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code, or (ix) persons directly or indirectly owning 10% or more of the total voting power or the total value of the outstanding shares of CDG.

Distributions of the Share Dividend and the Cash Dividend by CDG to U.S. Holders

General Rules.  U.S. Holders receiving distributions (including constructive distributions such as the Cash Dividend) with respect to common shares issued by CDG are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that CDG has current or accumulated earnings and profits.  To the extent that distributions from CDG exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by CDG may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

Currency Gain or Loss.  In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed US$200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend may be Eligible for Reduced Tax Rate.  In general, a dividend received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, CDG would appear to meet the definition of a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code as a result of the U.S. Canada income tax treaty if, however, CDG is not a Passive Foreign Investment Company (“PFIC”).  CDG has not determined whether it meets the definition of a PFIC.  A corporation that is properly described as a PFIC (defined below), along with other foreign corporations given special status under the Code, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by CDG generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by CDG should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividends Paid to Shareholder who Made QEF Election may be Exempt From Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in CDG’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the “QEF Election” discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of CDG’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by CDG to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.

U.S. Holders of shares issued by CDG should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by CDG to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued or distributed by CDG equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.

CDG may be a Passive Foreign Investment Company

General Discussion.  CDG has not determined whether it meets the definition of a PFIC, within the meaning of Sections 1291 through 1298 of the Code for the current year and any prior years.  CDG may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by CDG if it is determined that CDG meets the definition of a PFIC.

Definition of PFIC.  In general, Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value, of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  A person is “related” with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules (as described below) or the QEF rules (as described below) during a year in which it holds (or is deemed to have held) shares issued by CDG while it is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by CDG.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder would generally be taxed at the highest tax rate for each such prior year applicable to ordinary income, and such Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.

If CDG is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by CDG, then it will continue to be treated as a PFIC with respect to such common shares, even if it ceases meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election.  In general, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to CDG’s common shares.  A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of CDG’s common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.

QEF Election.  In general, a U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by CDG will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which CDG qualifies as a PFIC on his pro rata share of CDG’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) CDG’s taxable year ends, regardless of whether such amounts are actually distributed.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  CDG has not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-market election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares issued by CDG may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.

The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by CDG should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by CDG.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by CDG, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder has not furnished its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to CDG’s shares.

CDG’s Relationship with Manson Creek and Northern Abitibi After the Dividend

After the Dividend, CDG will continue to be related to Manson Creek and Northern Abitibi by virtue of certain common officers and directors and through corporations in which certain of CDG’s officers and directors are shareholders that own securities in Manson Creek or Northern Abitibi or provide geological or administrative services to Manson Creek or Northern Abitibi.  CDG will seek to dispose of its insignificant remaining share interest in Manson Creek and Northern Abitibi through open market transactions.

Business of CDG After the Dividend

CDG’s business after the Dividend will continue to consist of holding investments in mineral exploration companies. If CDG determines that it can realize greater value in selling an investment than maintaining it, CDG will dispose of such investment.  Because the securities of the companies that CDG invests in derive their value from the perceived potential value of exploration properties on their books, the exploration properties and plans of such companies are relevant to the value of CDG. CDG will also from time to time make small investments in companies with the goal of making short-term gains.

Any descriptions related to CDG’s business included above are in summary form only.  For a more detailed description of CDG’s business, please see the reports CDG files under the Exchange Act with the Securities and Exchange Commission (the “SEC”).  These reports are available on the SEC’s website at www.sec.gov.

PART II

MANSON CREEK RESOURCES LTD.

Overview

The information regarding Manson Creek contained in this Part II of this Information Statement is as of September 30, 2005, with the exception of the financial information, which is as of the nine-month period ended June 30, 2005. The unaudited interim financial statements for the nine months ended June 30, 2005, including the balance sheets, statements of operations and deficit, statements of cash flow, notes to such financial statements and management’s discussion and analysis are attached hereto.  As of the time of the preparation of this Information Statement, Manson Creek was preparing its financial statements for its fiscal year ended September 30, 2005, and such information was not yet available.  When it becomes available, it will be filed on SEDAR (see below), an electronic database maintained on behalf of the Canadian provincial securities regulators.

The information that follows regarding Manson Creek has been derived from Manson Creek’s filings with the securities commissions or similar regulatory authorities in such provinces of Canada on SEDAR.  The following and other information about Manson Creek may be viewed on SEDAR, which is the System for Electronic Document Analysis and Retrieval, and documents filed on SEDAR may be viewed at the following Web site address: www.sedar.com.  CDG does not endorse or accept any responsibility for the content, or the use, of SEDAR.

Business Overview

Manson Creek is a mineral exploration company that was incorporated on March 4, 1983, pursuant to the laws of the Province of British Columbia, Canada. On May 2, 1995, Manson Creek continued from British Columbia, Canada to Alberta, Canada.

Manson Creek is publicly listed on the TSXV under the trading symbol “MCK.”  Manson Creek’s principal executive offices are located at Suite 500, 926-5th Avenue SW, Calgary, Alberta, T2P 0N7.  Manson Creek is in the exploration stage, and all of its property interests are without known reserves and its proposed programs are exploratory in nature.  The underlying value of Manson Creek’s mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of Manson Creek to obtain the necessary financing to advance its properties beyond the exploration stage, and upon future profitable activities.

Manson Creek does not have significant sources of revenue from its activities and relies on equity financings to finance exploration on its properties.  The only source of revenue in the two immediately preceding fiscal years was interest income derived from holding cash in short-term investment vehicles such as bankers’ acceptances, treasury bills and brokerage cash accounts.

Manson Creek does not have significant tangible capital assets. Its most substantial assets are its mineral properties.

Manson Creek does not have any employees as it contracts all of its services to consultants who are paid on an hourly or per diem basis.

Exploration activities on its prospects in each country of Manson Creek’s operations are subject to various laws and regulations administered by federal, provincial, state and local governmental authorities.  The current operations of Manson Creek will not only require regulatory compliance, but will also require having in place various licenses and permits for proposed exploration and development activities.  The laws and regulations include those governing prospecting, labor standards, occupational health, waste disposal, toxic substances, land use and environmental protection.  Companies engaged in the exploration for mineral prospects and related extractive facilities generally experience increased costs and delays in schedules as a result of the need to comply with applicable laws and regulations and to obtain licenses and permits which may impose additional standards of compliance.  These laws, regulations and permitting requirements change from time to time, often becoming more stringent.  There is the possibility that Manson Creek may not meet these various requirements resulting in enforcement actions, injunctions, fines and penalties or curtailment or cessation of exploration.  Additionally, Manson Creek may have to take remedial measures requiring unanticipated capital expenditures, installation of additional equipment or restoration.  Manson Creek also may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.  To Manson Creek’s knowledge, it is in compliance with all environmental laws and regulations applicable to its exploration activities in the Yukon and British Columbia.

Canadian federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development and Transport Canada.  Environmental laws and regulations that have a potential impact on Manson Creek’s properties include those that protect air quality, water quality, archaeological sites, migratory birds, animals, marine mammals and fish.  Other important laws and regulations are those that regulate mine developmental land use, water use and disposal, release of contaminants, water spills, spill response, the transport of dangerous goods and the maintenance of navigable channels.

Territorial requirements are administered by the Departments of Education, Culture and Employment, Renewable Resources, Transportation and Safety and Public Services.  Laws and regulations that might impact Manson Creek’s properties include those that protect heritage resources, wildlife, the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides.

Properties

The following sections provide a brief summary of Manson Creek’s most significant properties.  For more information on these properties, please see Manson Creek’s filings on SEDAR.

Yukon

Manson Creek has been concentrating its exploration in the past three years on prospective silver/lead/zinc properties in the Yukon Territory, Canada.  It currently has a 100% interest in the Tanner property.  Further, during fiscal 2005 Manson Creek entered into an agreement to acquire the Cuprum property.  Manson Creek paid the vendor $5,000 upon signing the agreement, and conducted a due diligence field program on such property.  Manson Creek can acquire a 100% interest in such property subject to a 2.0% net smelter returns royalty, by paying the vendor in staged payments over five years a total of $70,000 cash and 450,000 common shares as follows:

Date	Cash	Common Shares
October 31, 2005 (paid/issued)	$ 5,000	50,000
October 31, 2006	15,000	50,000
October 31, 2007	15,000	100,000
October 31, 2008	15,000	100,000
October 31, 2009	20,000	150,000
Total	$70,000	$450,000

Manson Creek can terminate the agreement with respect to the Cuprum property without penalty at any time, provided that they have given proper and timely notice to the vendor, and will not be responsible for any payments due after the termination date.

Tanner Property

(i)

The Tanner property was acquired through an initial purchase agreement with a local prospector for 8 claims in 2000 and the further staking by Manson Creek of 36 claims in 2001 and a further 70 claims in 2002 which are 100% owned by Manson Creek. The property vendor retained a 2% net profits interest in 8 claims of the property which is repurcheasable by Manson Creek for $600,000.  The property now consists of 114 claims covering 2,382 hectares (5,884 acres).  The property is located on NTS map sheet 106 C/3.

The Tanner property is located within the Southern Wernecke Mountains of the Yukon Territory.  The area is characterized by wide U-shaped, drift-filled valleys and deeply-cut, V-shaped upland valleys.  Peaks in the area average 1500 meters above sea level in elevation and rise fairly abruptly from the major valleys.

Exploration work in the area is restricted to the summer months between June and September when winter snow loads have diminished enough to permit access.

Further exploration on the property will focus on extending the known geology and related target areas to the east along the newly-staked ground as well as generating further drill targets along the area previously drilled on the initial Tanner claims as well as in the newly staked area at the historical Tell showing. This work is expected to consist largely of ground mapping and ground geophysical surveys.

Manson Creek is proposing a $15,000 to $20,000 exploration program during fiscal 2006.

Cuprum Property

The Cuprum property was optioned in 2005 from a company in the Whitehorse area.  The property was staked in early 2005 by the current vendor and optioned to Manson Creek in May of 2005

Field exploration commenced on the Cuprum property in June 2005 with a due diligence day visit by Manson Creek representatives. The day was spent prospecting with a number of skarn samples being collected. The seven calc silicate and magnetite skarn samples ran 0.2 to 123 grams per tonne silver, 0.012 to 2.15% zinc, and 0.024 to 7.54% copper.

A four-person crew conducted a nine-day exploration pass in July 2005. A total of 19.0 kilometers of gridding, 18.4 kilometers of total field magnetic surveys, and collection of 353 soil samples were completed. The gridding was done on 100 meter spaced lines with stations every 25 meters. The magnetics outlined several new zones which are currently under overburden.

Future exploration will focus on delineating the extent of the skarn, particularly the more mineralized magnetite skarn, and sampling fully. The preliminary work planned for 2006 will consist of more soil sampling and geophysics.

British Columbia

CR Property

During the year ended September 30, 2004, Manson Creek entered into an agreement with an unrelated individual to acquire a mineral property situated in the Omineca Mining District of British Columbia.  The agreement requires that Manson Creek make the following cash payments and issue common shares in order to acquire the property as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
June 30, 2004(paid/issued)	$ 5,000	50,000
June 30, 2005(paid/issued)	$15,000	50,000
June 30, 2006	$15,000	100,000
June 30, 2007	$15,000	100,000
June 30, 2008	$20,000	125,000
June 30, 2009	$20,000	150,000
Total	$92,500	575,000

Manson Creek may acquire 1.0% of the vendor’s retained 1.5% net smelter return in the property for $1,000,000.  If at any point Manson Creek is in default of the above-noted payment schedule, the property will revert to the vendor. The agreement can be terminated at any time by Manson Creek without the requirement to issue any common shares or make any payments specified in the agreement that pertain to the period after termination.

The CR property is located approximately 17 kilometers south of Houston, British Columbia. The property is comprised of 3 mineral claims totaling 1,680 hectares. The CR property is located on NTS map sheet 93 L/7W. The property was optioned in 2004 from a prospector in the Houston area.

Field work to date has identified a large prospective coincident copper in soils and geophysical anomaly in previously untested areas of the property. The anomaly is interpreted to be related to a mineralized porphyry style system under shallow cover and warrants further work, including drill testing.

The 2005 field program began in June with an additional 143 samples being collected in an effort to further delineate the Burn anomaly. The assay results were in line with the 2004 samples and confirmed the anomaly size and shape. In July, Manson completed a 1,580 meter drill program on the CR property. The drilling was done on the south porphyry zone. The program was designed to test the mapped porphyry at depth and to look for the source of the Burn anomaly. Eight drill holes were completed with three targeting mapped porphyry and three tested the Burn anomaly. All three of the holes intersected mineralized porphyry located beneath the Burn anomaly.

Drilling in 2005 at the CR property has extended the known mineralized porphyry to over 975 meters in strike length and 100 – 180 meters in width. Numerous mineralized intervals have been intersected in all of the eight drill holes. Significant intersections included 108.10 meters at 0.26% copper, 0.017% molybdimun, and 2.4 grams per tonne silver in 05CR04 and 63.58 meters of 0.51% copper, 0.016% molybdimun, and 2.5 grams per tonne silver.

The CR property continues to be the flagship project for Manson Creek. Preliminary planning for 2006 included additional trenching and diamond drilling on the recently discovered extension of the porphyry.

Palomino Property

During the year ended September 30, 2005, Manson Creek entered into an agreement with an unrelated individual to acquire a mineral property situated in the Omineca Mining District of British Columbia. The agreement requires that Manson Creek make the following cash payments and issue common shares in order to acquire a 100% interest in the property, subject to a 1.5% net smelter interest retained by the vendor, as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 1,000	-
November 30, 2005	$ 5,000	25,000
November 30, 2006	$10,000	75,000
November 30, 2007	$15,000	75,000
November 30, 2008	$15,000	100,000
November 30, 2009	$20,000	150,000
Total	$66,000	425,000

Upon completion of the acquisition, Manson Creek may acquire 1.0% of the vendor’s retained 1.5% net smelter returns royalty in the property for $1,000,000.  If at any point Manson Creek is in default of the above-noted payment schedule, the property will revert to the vendor.  The agreement can be terminated at any time by Manson Creek without the requirement to issue any shares or make any payments specified in the agreement that pertain to the period after termination.

The Palomino property is located approximately 30km east of Houston, British Columbia. The property is comprised of 5 mineral claims totaling 2,174.3 hectares. Palomino is located on NTS map sheet 93L/09. The property was optioned in 2005 from a prospector in the Houston area.

The primary mineral at Palomino is copper as chalcopyrite within granite porphyry dykes and as chalcopyrite within the porphyritic to massive andesites. The nature and style of mineralization is not fully understood at this time.

Field exploration to date by Manson Creek has consisted of a day and a half of regional prospecting.

Further exploration on the property will focus on trenching and diamond drilling in an area of an airborne magnetic anomaly that has the potential to be intrusive. This will be accomplished by trenching and diamond drilling the area of the anomaly in June 2006.

Meridian Property

Subsequent to September 30, 2005, Manson Creek entered into an agreement to acquire a 100% interest in 12 prospective gold/silver mineral tenures aggregating 675 hectares in the Revelstoke mining district in eastern British Columbia. Manson Creek has made an initial payment of $2,500 cash and is committed to the following payment schedule if it chooses to acquire the claims:

Date	Cash	Common Shares
November 30, 2005	$ 5,000	25,000
November 30, 2006	$10,000	75,000
November 30, 2007	$20,000	100,000
November 30, 2008	$20,000	125,000
November 30, 2009	$30,000	150,000
Total	$85,000	475,000

Upon completion of the acquisition, Manson Creek may acquire 1.5% of the vendor’s retained 2.0% net smelter interest in the property for $1,500,000.  Manson Creek may terminate the purchase agreement at any time without being obligated to make future payments provided that proper notice is given and the property is in good standing with at least $5,200 of unutilized assessment work credits in place at that time.

Risk Factors

The price of the Manson Creek’s common shares is subject to the risks and uncertainty inherent in its business.  You should consider the following factors as well as other information set forth in this Information Statement with respect to your investment in Manson Creek’s common shares.  If any of the risks described below occur, Manson Creek’s business, results of operations and financial condition could be adversely affected.  In such cases, the price of Manson Creek’s common shares could decline, and you could lose all or part of your investment.

Manson Creek is in the exploration stage, and therefore investors bear all the risks of an early stage company with no operating history.

Manson Creek is in the mineral exploration business.  It has not engaged in any activities beyond that of obtaining mineral rights and conducting exploratory activities. There is a significant amount of additional work and investment necessary for Manson Creek to demonstrate the efficacy of its business plan of exploring different prospects for mineralizations.  Investors should consider the business future of Manson Creek based on the risks associated with its early stage and its lack of revenue history.  An investment in Manson Creek is speculative.

Manson Creek has a Lack of Revenues; History of Losses

Manson Creek has not recorded any revenues or net income from its operations, nor has Manson Creek commenced commercial production on any of its properties over its 22 year existence.  Manson Creek has a deficit of approximately Cdn.$6.7 million through June 30, 2005. There can be no assurance that significant additional losses will not occur in the near future or that Manson Creek will generate any revenues from mining operations or be profitable in the future.  The amounts and timing of expenditures will depend on Manson Creek’s ability to obtain financing on acceptable terms, the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, Manson Creek’s acquisition of additional properties and other factors, many of which are beyond Manson Creek’s control.

Manson Creek does not expect to receive revenues from operations in the foreseeable future, if at all.  Manson Creek expects to continue to incur losses unless and until such time as properties enter into commercial production, if at all, and generate sufficient revenues to fund its continuing operations.  The development of Manson Creek’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  There can be no assurance that Manson Creek will generate any revenues or achieve profitability.

Manson Creek has arrangements with other entities on which it is dependant for exploration, which if they do not fulfill their commitments, will result in either a loss of the prospect or a loss of a business opportunity.

Manson Creek has entered into arrangements and has interest dispositions and royalty arrangements with other entities.  Consequently, Manson Creek is dependant on others for exploration of the prospects to which it has partial exploitation rights.  If these entities do not fulfill their obligations to Manson Creek or do not perform the activities expected, Manson Creek will suffer a direct loss or a loss of an opportunity.

Manson Creek has commitments to expend certain amounts under an agreement which could affect its rights if not made.

Under an option arrangement, Manson Creek is committed to making cash payments.  If Manson Creek does not have the ability to make these payments at any time in the future, it would be in breach of the agreement and may lose its rights thereunder, including the possibility of losing rights to the prospects or revenues therefrom.

There are many risks associated with mineral exploration, any one of which could increase operational expense, cause delays or require curtailment of activities, with adverse effect on the business operations, asset value and business prospects.

Mineral exploration involves a high degree of risk and few prospects which are explored ultimately result in production or generate revenues or profits. The long-term profitability of Manson Creek’s operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to determine ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new prospects, to develop the mining and processing facilities at any site chosen for development. Even after development and extraction is undertaken, it is possible that mineralizations will not exist in sufficient quantities to justify operations.  In that event, shareholders will suffer an unrecoverable loss in their investment in Manson Creek.

The commercial viability of a prospect is subject to many variables, any one or more of which could cause Manson Creek to terminate exploration with a corresponding loss in the asset value and revenue potential.

If Manson Creek proceeds to production on a particular prospect, its commercial viability may be affected by factors that are beyond Manson Creek’s control, including the particular attributes of the deposit, the fluctuation in metal prices, the costs of mining, processing and refining, the availability of economic sources of energy, government regulations including those relating to prices, royalties, restrictions on production, quotas on extraction of minerals, as well as the protection of the environment and agricultural land. It is impossible to assess with certainty the impact of these factors.  As a result of any one or a combination of these factors, Manson Creek may be compelled to halt development or extraction operations resulting in unrecoverable losses and diminished business prospects.

Metals price fluctuations may adversely affect development decisions, revenue and profitability and ultimately investor return on an investment in Manson Creek.

The decision to develop a prospect, and ultimately the revenues and profitability of Manson Creek’s operations, will be dependent in part upon the market price of certain metals.  The prices of these metals have fluctuated widely and are affected by numerous factors.  These factors include international economic and political conditions, expectations of inflation, currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels, and inventory carrying costs.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Manson Creek not pursuing a prospect or not receiving an adequate return on invested capital, or the investment not retaining its value.

Extractive operations are subject to many aspects of government regulation and compliance, all of which impact the ability to conduct operations and may impact the profitability of Manson Creek.

Exploration activities on its prospects is subject to various laws and regulations administered by federal, provincial, state and local governmental authorities.  The current operations of Manson Creek will not only require regulatory compliance, but also having in place various licenses and permits for proposed exploration and development activities.  The laws and regulations include those governing prospecting, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection and mine safety.  Companies engaged in the exploration for mineral prospects and related extractive facilities generally experience increased costs and delays in schedules as a result of the need to comply with applicable laws and regulations and to obtain licenses and permits which may impose additional standards of compliance.  These laws, regulations and permitting requirements change from time to time, often becoming more stringent.  There is the possibility that Manson Creek may not meet these various requirements resulting in enforcement actions, injunctions, fines and penalties or curtailment or cessation of operations.  Additionally, Manson Creek may have to take remedial measures requiring unanticipated capital expenditures, installation of additional equipment or restoration.  Manson Creek also may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

In addition to general governmental regulation, Manson Creek faces an increasingly strict regime of environmental regulations which in all likelihood will result in greater operational expense and longer lead times for developmental and extractive activities and more stringent curtailments, fines and penalties for non-compliance.

Manson Creek’s operations will be subject to environmental regulation. This body of law provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations.  This regulation also governs aspects of operations, including water use, tailings, and reclamation.  Under these regulations, Manson Creek will have to obtain licenses and permits, which will require expenditure on consultants, preparation of impact studies, and fees and which will take substantial time.  Additionally, a breach of these regulations may result in the imposition of fines and penalties or force curtailment of activities.  Environmental legislation continues to evolve and is increasingly stringent with stricter standards, more investigation, and the greater likelihood of enforcement actions, fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in environmental regulations has the potential to reduce the profitability of operations or, in some events, limit operations.

If the title to its prospects in Canada are impaired or altered disadvantageously to Manson Creek, its business operations will be adversely impacted and its assets diminished.

There is no guarantee that title to its Canadian prospects will not be challenged or impugned.  Manson Creek has not conducted boundary surveys of the claims in which it holds direct or indirect interests, and therefore, the precise area and location of such claims may be in doubt.  Manson Creek’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  None of Manson Creek’s prospects cover areas where the Federal Crown proposes to transfer mineral rights to First Nations that they are aware of.  Any loss of a prospect will impair its assets and future business operations.

Competitors may be able to act more efficiently and more quickly with the result that Manson Creek’s future is adversely impacted.

Manson Creek competes with major mining companies and other smaller natural resource companies in acquisition, exploration and financing of new prospects and projects. Many of these companies are more experienced, larger and better capitalized than Manson Creek. Manson Creek’s competitive position will depend upon its ability to successfully explore, acquire and develop new and existing prospects or projects.  Manson Creek’s ability to compete also will depend on its financial condition.

Manson Creek will need additional financing in the future to execute its long-term business plan, and it does not have any specifically identified sources of capital.  The lack of capital may result in the need to postpone or restrict exploration, development and business operations.

Manson Creek has limited financial resources, and additional funding may not be available to Manson Creek when needed, or at all, for further exploration or development of its prospects or to fulfill obligations under its agreements. Although Manson Creek has been successful in the past in obtaining financing through the sale of equity securities, it may not be able to obtain adequate financing in the future.  It is also possible that any offered financing may not be on terms that are favorable or acceptable. Failure to obtain needed additional financing could result in delay or indefinite postponement of further exploration and development of Manson Creek’s prospects, and with the possible loss of prospects

Some risks of operations cannot be insured, so that if and when they happen, Manson Creek will be faced with an extraordinary expense and loss.

In the course of exploration of mineral prospects, unusual geological or unexpected operating conditions may occur, including rockbursts, cave-ins, fires and flooding.  Manson Creek may also incur liability as a result of pollution and other casualties. It is not always possible to fully insure against such risks, and Manson Creek may decide not to take out insurance against such risks as a result of high premiums or other reasons. Paying compensation for obligations resulting from such liability may result in significant costs for Manson Creek.

Because of corporate inter-relationships due to common directors, officer and shareholders, Manson Creek may encounter conflicting positions with some of its partners which may not be resolved wholly satisfactorily to Manson Creek.

Certain of the directors and officers of Manson Creek are also directors and/or officers and/or shareholders of other natural resource companies with which Manson Creek has business dealings or intends to have dealings. Such associations may give rise to conflicts of interest from time to time when decisions have to be made to engage, continue and modify arrangements or pursue prospects. The directors of Manson Creek are required by law to act honestly and in good faith with a view to the interests of Manson Creek and its shareholders and to disclose any interests which they may have in any project or opportunity being pursued by Manson Creek. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter. In determining whether or not Manson Creek will participate in any project or opportunity, the directors will primarily consider the degree of risk to which Manson Creek may be exposed and its financial position at the time.

The loss of key personnel may have an adverse impact on the management leadership and the public perception of Manson Creek.

Manson Creek is heavily dependent upon the expertise of certain of its key officers. The loss of the services of one or more of these individuals could have a material adverse effect on Manson Creek. Manson Creek’s ability to recruit and retain highly qualified management personnel is critical to its success. There can be no assurance that Manson Creek will be successful in attracting and retaining skilled and experienced management; if it is unable to do so this may materially adversely affect Manson Creek’s financial performance.

Absence of Dividends

Manson Creek has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future.  There can be no assurance that Manson Creek’s Board of Directors will ever declare cash dividends, which action is exclusively within its discretion.  Investors cannot expect to receive a dividend on Manson Creek’s common shares in the foreseeable future, if at all.

Dilution

Manson Creek may attempt to raise additional capital in the future from the issue of new common shares and grant to some or all of its directors, officers, insiders and key employees options to purchase Manson Creek’s common shares as non-cash incentives to those employees.  Such capital raisings may be at prices below or equal to market prices, and such options may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of new common shares are issued or such options may be granted and exercised, the interests of then existing shareholders of Manson Creek will be subject to additional dilution.

Manson Creek is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and, depending on the outcome of feasibility studies, may also issue substantial additional shares to finance the development of a mine.

Volatility of Common Share Price and Volume; Lack of Liquidity

Manson Creek’s common shares are listed for trading on the TSXV.  Shareholders of Manson Creek may still be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of the shares, if at all.

Shareholders may not be able to readily resell their shares of Manson Creek because of penny stock regulation.

Manson Creek’s common shares currently have a market price of less than US$5.00 and, pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, they are classified as a “penny stock”.  Since the common shares are classified as “penny stock,” they are subject to Rules 15g-2 through 15g-9 (the “Penny Stock Rules”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the common shares for purchase by their customers, and require that such brokers and dealers make a special suitability determination for each purchaser and obtain the purchaser’s written consent to the purchase or sale of the common shares. The additional risk disclosures and documentation imposed by the Penny Stock Rules could have an adverse effect on the market for and/or the valuation of Manson Creek’s common shares.

Adverse Tax Consequences to U.S. Shareholders Resulting From Manson Creek’s PFIC Status

Certain U.S. income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant adverse U.S. tax consequences to U.S. shareholders of foreign corporations.  Manson Creek may qualify as a PFIC for the current fiscal year and may qualify as a PFIC in future years.  Certain U.S. shareholders who hold stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. holder.  In addition, special rules apply if Manson Creek qualifies as both a passive foreign investment company and a “controlled foreign corporation” and the U.S. shareholder owns, directly or indirectly, 10% or more of the total combined voting power of all classes of Manson Creek’s shares.

Share Capital

The authorized capital stock of Manson Creek consists of an unlimited number of voting common shares, no par value.  As of September 30, 2005, Manson Creek had 23,734,775 common shares issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth certain information regarding beneficial ownership of Manson Creek’s common shares as of October 31, 2005, by (i) each person or entity who is known by CDG to own beneficially more than five percent (5%) of Manson Creek’s outstanding common shares, (ii) each of Manson Creek’s directors, (iii) each of Manson Creek’s executive officers who earned over US$100,000 in salary and bonus in the fiscal year ended September 30, 2005 and the President of Manson Creek, and (iv) all directors and executive officers as a group.  As of October 31, 2005, Manson Creek had 23,814,775 common shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission, and includes voting and investment power with respect to Manson Creek common shares.  Common shares subject to convertible debentures, warrants or options that are currently convertible or exercisable or convertible or exercisable within 60 days after October 31, 2005 are deemed to be beneficially owned by the person holding those securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other shareholder.  Unless otherwise indicated, the address for each person listed in the following table is c/o Manson Creek, Suite 500, 926-5th Avenue, SW, Calgary, Alberta  T2P 0N7 Canada.

Name	Amount and Nature of Beneficial Ownership	Percent of Class
James Devonshire	469,600(1)	1.9%
Shane Ebert	493,000(2)	2.0%
Jean Pierre Jutras	723,856(3)	3.0%
Douglas Bryan	151,500(4)	*%
Regan Chernish	510,000(5)	2.1%
CDG Investments Inc.	5,591,048	23.5%
Gregory Smith (Includes 900914 Alberta Ltd. (who holds 2,621,000 shares)	2,829,000(6)	11.8%
All executive officers and directors as a group (7 persons)	3,053,322 (7)	11.7%

____________________

* Indicates less than one percent.

(1) Includes 326,600 common shares issuable upon exercise of stock options and 94,000 common shares issuable upon exercise of common share purchase warrants.

(2) Includes 320,000 common shares issuable upon exercise of stock options and 72,000 common shares issuable upon exercise of common share purchase warrants.

(3) Includes 395,000 common shares issuable upon exercise of stock options and 36,428 common shares issuable upon exercise of common share purchase warrants.

(4) Includes 150,000 common shares issuable upon exercise of stock options.

(5) Includes 320,000 common shares issuable upon exercise of stock options and 50,000 common shares issuable upon exercise of common share purchase warrants.

(6) Includes 2,621,000 common shares held by 900914 Alberta Ltd., a corporation controlled by  Mr. Smith and 104,000 common shares issuable upon exercise of  common share purchase warrants.

(7) Includes 1,866,600 common shares issuable upon exercise of stock options and 377,611 common shares issuable upon exercise of common share purchase warrants.

Directors and Executive Officers

Name and Age	Current (or First and Last) Position with Issuer	Principal Occupation for the Past Five Years
Regan Chernish Age 37	President since March 2005 and a Director since March 2002

Self-employed professional geologist.  Vice-President Exploration for Tyler Resources Inc. from 2001 to present.  Project geologist from 1997 to 2001 for Diavik Diamond Mines Inc., and geologist for Giant Gold Mine from February 1997 to December 1997 and Covello, Bryan and Associates from 1993 to 1997.

James Devonshire Age 57	Director since August 1997 and Past President from August 2000 to March 2005

Self-employed chartered accountant and management consultant. President and a director of CDG Investments Inc. since 2000 and 1990, respectively; President and a director of Northern Abitibi Mining Corp. since 2000; and Chairman, director and Chief Executive Officer of Tyler Resources Inc. since 2001, 1997 and 2001, respectively.

Dr. Shane Ebert Age 38	Director since March 2001

Self-employed professional geologist. Research Associate with the Mineral Deposit Research Unit (MDRU) of the University of British Columbia from 1999 to 2005.  President of Hot Spring Gold Corporation since 1996.  Director of Tyler Resources Inc. since 2004, and a director of Northern Abitibi Mining Corp. since 2003.

Jean Pierre Jutras Age 37	Vice-President and Director since October 2000

Self-employed professional geologist. Vice-President and a director of Northern Abitibi Mining Corp. since October 2000, respectively; and President, director and Chief Operating Officer of Tyler Resources Inc. since December 2001.

Douglas Bryan Age 58	Director since May 2005	Professional Geologist employed by Allyn Resources Inc. as well as the Vice President of Exploration from 2003 to present. Manager Geology Diavik Diamond Mines Inc. 1997 to 2003.
Shari Difley Age 45	Chief Financial Officer since February 1997	Self-employed chartered accountant and Chief Financial Officer for Northern Abitibi Mining Corp. since 1997, and Chief Financial Officer for Hixon Gold Resources Inc. from 1997 to 2001.
Barbara O’Neill Age 39	Corporate Secretary since May 1993	Corporate Secretary of Northern Abitibi Mining Corp. from 1993 to present, Tyler Resources Inc. from 1998 to present, Aloak Corp. from 1993 to present and CDG Investments Inc. from 1993 to present.

Manson Creek Board of Directors and Committee Meetings and Attendance

The Manson Creek Board of Directors (the “Manson Creek Board”) held no meetings during the fiscal year ended September 30, 2005.  In accordance with the Business Corporations Act of Alberta, the Manson Creek Board reviewed and approved all required actions by written corporate resolution.   Manson Creek has not adopted any formal written policy regarding director attendance at its annual meetings of shareholders.  Messrs. Chernish, Devonshire and Jutras attended the 2005 annual meeting of shareholders.  Messrs. Ebert and Bryan did not attend.  Pauline Woodrow did not stand for re-election at the annual meeting of shareholders held in May 2005.  There was no disagreement between Ms. Woodrow and Manson Creek or the Manson Creek Board that caused Ms. Woodrow to not stand for re-election.

All directors hold office until the next annual meeting of shareholders of Manson Creek and until their successors have been elected and qualified.  Officers of Manson Creek serve at the discretion of the Manson Creek Board.

In accordance with the Business Corporations Act of Alberta, the directors of Manson Creek shall call an annual meeting of shareholders to be held not later than 15 months after holding the last annual meeting and may, at any time, call a special meeting of shareholders.  Notice of the time and place of the meeting shall be communicated to Manson Creek’s shareholders of record entitled to vote, directors and auditors not less than 21 days and not more than 50 days before such meeting.

Manson Creek does not limit who may attend its annual meetings to its shareholders, directors and auditors.

A notice of record date advising of Manson Creek’s annual general meeting and the date for which the determination of shareholders entitled to vote at the annual meeting is to be fixed must be issued seven days in advance of the record date.  The notice of meeting, information circular, financial statements and proxy are to be mailed to the shareholders not less than 25 days prior to the meeting date.  A quorum for the transaction of business at a general meeting is one shareholder present in person or represented by proxy representing a minimum of 5% of the issued voting shares in Manson Creek.  No business shall be transacted at a general meeting unless the requisite quorum shall be present at the commencement of the meeting.

Only members who are registered holders of Manson Creek’s shares at the close of business on the record date (a date which is not more than 50 days, nor less than 35 days prior to the date of the meeting) who either attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the members upon the said question.

The Manson Creek Board will consider shareholders’ nominations for directors if made in writing in accordance with the Business Corporations Act of Alberta.  Because Manson Creek has not received recommendations from its shareholders in the past, the Manson Creek Board has no formal policy with regard to the consideration of any director candidates recommended by Manson Creek shareholders.  The Manson Creek Board has not adopted formal policies regarding minimum qualifications for director candidates.

The Manson Creek Board has only one standing committee, which is the audit committee (the “Manson Creek Audit Committee”).  The Manson Creek Audit Committee operates pursuant to a written charter adopted by the Manson Creek Board, which sets forth in more specific detail the duties and responsibilities of the Manson Creek Audit Committee.  The Manson Creek Audit Committee charter can be viewed at Manson Creek’s website at www.manson.ca under the section entitled “Corporate Governance.”

The Manson Creek Audit Committee must be comprised of at least three directors, a majority of whom must be “independent” directors.  “Independence” is determined in accordance with Canadian Multilateral Instrument 52-110, Section 1.4 (“MI 52-110”).   The Manson Creek Board appoints the members of the Manson Creek Audit Committee annually.  As of the date of this Information Statement, the members of the Manson Creek Audit Committee were Dr. Ebert and Messrs. Devonshire and Bryan.

The Manson Creek Audit Committee must review the annual and interim financial statements and management’s discussion and analysis (“MD&A”) of Manson Creek filed in Canada before they are approved by the Manson Creek Board and the information is publicly disclosed.

The Manson Creek Board has no standing nominating committee or compensation committee.  The full Manson Creek Board performs these functions.  The Manson Creek Board believes that it is appropriate for it to perform the functions of the nominating committee as a result of its small size.

To the best of Manson Creek’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of Manson Creek’s officers or directors was selected as an officer or director of Manson Creek.

There are no family relationships between any director or officer of Manson Creek and any other director or officer of Manson Creek.

Legal Proceedings Involving Directors and Officers

There are not any material legal proceedings in which any director, officer or affiliate of Manson Creek or greater than 5% owner of Manson Creek (or any affiliate of the foregoing) is a party adverse or has a material interest in a matter adverse to Manson Creek.  Likewise, there has not been any involvement of any director or officer in any material legal proceedings generally over the last five years.

Manson Creek Board Compensation

Manson Creek has no standard arrangement pursuant to which directors of Manson Creek are compensated by Manson Creek for their services in their capacity as directors.  However, each director who is not otherwise a full-time employee of Manson Creek is eligible to receive stock options of Manson Creek.

Option grants made during the fiscal year ended September 30, 2005 to directors include:

Name	Number of Common Shares Underlying Options (1)	% of Total Options Granted in Fiscal Year	Exercise Price	Expiration Date
Regan Chernish	150,000	17%	$0.15	May 12, 2010
James Devonshire	100,000	11%	$0.15	May 12, 2010
Douglas Bryan	150,000	17%	$0.15	May 12, 2010
Shane Ebert	100,000	11%	$0.15	May 12, 2010
Jean Pierre Jutras	100,000	11%	$0.15	May 12, 2010

_____________

(1)  All options were fully vested when granted.

There are no directors’ service contracts with Manson Creek or any of its subsidiaries providing for benefits upon termination of employment.

Indebtedness of Directors and Officers

No director, officer or their respective associates or affiliates is or has been indebted to Manson Creek or any of its subsidiaries at any time.

Directors’ and Officers’ Liability Insurance

Manson Creek does not currently have any directors’ and officers’ liability insurance.

Communications with the Manson Creek Board

Manson Creek has an informal process for its shareholders to send communications to the Manson Creek Board, to any committee of the Manson Creek Board, or to one or more individual directors.  Such communications should be in writing and sent by mail to Manson Creek, Attention:  Corporate Secretary, Suite 500, 926-5th Avenue, SW, Calgary, Aberta  T2P ON7, or by email to inquiries@manson.ca.  The Corporate Secretary will transmit all such communications to the person or persons to whom they are directed.

Executive Compensation

Aggregate Compensation

During the fiscal year ended September 30, 2005, no executive officer of Manson Creek earned greater than US$100,000 in salary and bonus.

The following table sets forth information concerning the total compensation paid, during each of the last three fiscal years, to Manson Creek’s President and past President

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year Ended Sept. 30	Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)	Securities Under Options/SARS Granted (#)	Restricted Shares/ Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)
Regan Chernish President(2)	2005 2004 2003	$63,500(3) $12,400(3) $19,200(3)	Nil Nil Nil	Nil Nil Nil	150,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James Devonshire Past President(2)	2005 2004 2003	$800 (4) $5,200(4) $4,700(4)	Nil Nil Nil	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

Perquisites and other personal benefits received did not exceed the lesser of US$50,000 and 10% of the total annual salary and bonuses for such person.

(2)

Mr. Chernish was appointed President of Manson Creek in March 2005.

(3)

Amounts appearing represent the annual total of hourly billings from 916165 Alberta Ltd., which is a corporation controlled by Mr. Chernish.

(4)

Amounts appearing represent the annual total of hourly billings from Kingslea Financial Corp., which is a corporation controlled by Mr. Devonshire.

Long-Term Incentive Plan Awards

Manson Creek has no long-term incentive plans.

Options/SARs Granted During the Most Recently Completed Fiscal Year

No stock appreciation rights were granted to Mr. Chernish or Mr. Devonshire for the fiscal year ended September 30, 2005.

Stock options for 150,000 common shares at $0.15 per share and an expiration date of May 12, 2010 were granted to Mr. Chernish during the year ended September 30, 2005.  The options vested immediately.

Stock Options for 100,000 common shares at $0.15 per share and an expiration date of May 12, 2010 were granted to Mr. Devonshire during the year ended September 30, 2005.  The options vested immediately.

Aggregated Option/SAR Exercises During the Year Ended September 30, 2005 and Fiscal Year-End Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as of September 30, 2005 and options exercised by Messrs. Chernish and Devonshire during the fiscal year ended September 30, 2005:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as of September 30, 2005 (#)		Value of Unexercised In-the-Money Options/SARs as of September 30, 2005 ($)
			Exercisable	Unexercisable	Exercisable(1)	Unexercisable

Regan Chernish	-	-	320,000	Nil	$7,000	Nil

James Devonshire	-	-	326,600	Nil	$9,500	Nil

Note:

(1)

Calculated as the difference in the market value of the securities underlying the options at September 30, 2005 and the exercise price.

Option and SARs Repricings/Cancellations

No stock options or stock appreciation rights granted to Mr. Chernish or Mr. Devonshire for the fiscal year ended September 30, 2005 have been cancelled or repriced.

Report on Executive Compensation

Manson Creek does not have a compensation committee.  The Manson Creek Board as a whole, which includes Messrs. Devonshire, Jutras and Chernish, who are or were also officers of Manson Creek, is responsible for approving all compensation paid by Manson Creek to its directors and senior officers.  Messrs. Devonshire, Jutras and Chernish do not vote with respect to compensation matters affecting them.

Manson Creek compensates its executive officers primarily on the basis of the amount of time and effort they devote to Manson Creek’s affairs.  Factors such as Manson Creek’s financial position and the price of its common shares are also taken into account.  The objectives of the policy are to provide a level of cash compensation equivalent to or below rates charged by individuals of comparable technical experience and to create longer term incentives through option grants.

The consulting services of the executive officers are remunerated at rates ranging from $400 to $840 per diem payable to the executive officers or corporations controlled by the executive officers for time devoted by them to Manson Creek’s business.  In order to create a significant relationship between corporate performance and executive compensation, options are granted based on the executive officer’s level of responsibility within Manson Creek and the exercise price of options granted in the past.

The compensation level for the President is determined in the same manner as for other executive officers.

REPORT SUBMITTED BY THE BOARD OF DIRECTORS:

Jean Pierre Jutras

James Devonshire

Shane Ebert

Douglas Bryan

Regan Chernish

Stock Option Plan

In August of 2002, the TSXV adopted a new stock option policy whereby all Tier 2 Corporations must implement and approve yearly a stock option plan.  In accordance with this policy, Manson Creek adopted a 2003 Stock Option Plan (the “Manson Creek Plan”) on January 16, 2003, which was annually approved by its shareholders at the annual and special meetings held on March 18, 2003, February 18, 2004 and May 12, 2005, respectively.  The Manson Creek Plan authorizes the Manson Creek Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of Manson Creek.

Under the Manson Creek Plan, the aggregate number of common shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding common shares of Manson Creek at the time the options are granted.  Further, the aggregate number of common shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding common shares of Manson Creek.  Options issued pursuant to the Manson Creek Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the common shares are then listed.  The period during which an option may be exercised shall be determined by the Manson Creek Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Manson Creek Board at the time such option is granted, provided no option shall be exercisable for a period exceeding five years from the date the option is granted unless specifically provided by the Manson Creek Board and in any event, no option shall be exercisable for a period exceeding ten years from the date the option is granted.

The options granted under the Manson Creek Plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of Manson Creek and within 30 days for any optionee engaged in investor relations activities.  In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by Manson Creek of all or substantially all of its assets or in the event of a change in control of Manson Creek, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the security holders	2,091,600	$0.12	289,878

Equity compensation plans not approved by security holders	-	$ -	-

Total	2,091,600	$0.12	289,878

Retirement Benefits

As of September 30, 2005, Manson Creek does not have any plans that require Manson Creek to contribute to, or to provide pension, retirement or similar benefits to directors and officers.

Employment Agreements

Termination of Employment, Change in Control and Employment Contracts

There are no employment contracts between Manson Creek and any executive officer.  There are no compensatory plans or arrangements with any executive officer (including payments to be received from Manson Creek or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such executive officer or from a change of control of Manson Creek or any subsidiary thereof or any change in such executive officer’s responsibilities following a change in control.

A change in control of Manson Creek has not occurred in the last fiscal year, and Manson Creek has no knowledge of any arrangements, the operation of which may, at a date subsequent to the date of this Information Statement, result in a change in control of Manson Creek.

Management and Consulting Contracts

Remuneration for the corporate administrative and geological services of each of Mr. Devonshire (Past President and Director), Mr. Jutras (Vice-President and Director) and Mr. Chernish (President and Director), is paid to their respective controlled companies, Kingslea Financial Corp., 635280 Alberta Ltd. and 916165 Alberta Ltd.  The services of Mr. Devonshire, Mr. Jutras and Mr. Chernish are billed through their companies at $105 per hour, $400 per diem and $475 per diem, respectively.  Ms. Difley (Chief Financial Officer) and Dr. Ebert (Director) are paid directly at $60 per hour and $450 per diem, respectively, for administrative and geological services performed, respectively.

Certain Relationships and Other Transactions with Management

Other than as disclosed in the section entitled “Manson Creek – Executive Compensation” in this Part II of the Information Statement and the transactions set forth below, there are no other related-party transactions or proposed transactions involving any officer or director of Manson Creek or any associate or affiliate of such person and Manson Creek that have occurred during the fiscal years ended September 30, 2005 and September 30, 2004. There are no debts owing directly or indirectly to Manson Creek by any officer or director of Manson Creek or any associate or affiliate of such person.

Management of Manson Creek has an interest in the following transactions:

CDG provided services billing geological expenses of $57,000 in 2005 and $22,000 in 2004, respectively, and direct administrative costs of $64,000 in 2005 and $48,000 in 2004, respectively.

Related-party transactions were in the normal course of operations and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

Manson Creek subleases office space to companies related by virtue of certain common officers and directors.  The aggregate base rent, operating and miscellaneous costs to these related parties was $74,000 during 2005 and $64,000 during 2004, respectively.

Report of the Manson Creek Audit Committee

The Audit Committee is not required to render an Audit Committee report under applicable Canadian law.

Manson Creek Audit Committee Financial Expert

The Manson Creek Board has determined that Mr. Devonshire of the Manson Creek Audit Committee is Manson Creek’s financial expert.  This determination is based on his experience and active employment as a self-employed Chartered Accountant.  Mr. Devonshire is not considered to be an “independent director” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.    The other members of the Manson Creek Audit Committee are Messrs. Ebert and Bryan, who are considered to be “independent directors” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

Principal Accounting Fees and Services

Appointment of Auditor

The present auditor of Manson Creek, PricewaterhouseCoopers LLP, was appointed at the annual meeting of shareholders held May 12, 2005.  The previous auditor of Manson Creek, Grant Thornton LLP, Chartered Accountants (“Grant Thornton”), had been the auditor of Manson Creek since September 1981, but was not reappointed this fiscal year.  The decision to not reappoint Grant Thornton was made by the Manson Creek Board.  There were no disagreements between Manson Creek and Grant Thornton, within the meaning of National Instrument 51-102 (“NI 51-102”), and the reports of Grant Thornton on Manson Creek’s financial statements for the years ended September 30, 2004 and September 30, 2003 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with Grant Thornton’s audits of our financial statement for the two most recent fiscal years, there have been no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Grant Thornton, could have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such periods.  During our two most recent fiscal years and through September 30, 2005, there were no reportable events as defined in Item 304(a)(1)(iv) of Regulation S-B.

External Auditor Services Fees (By Category)

For the last two fiscal years, Manson Creek has paid the following amounts as external auditor service fees:

	Fiscal Year Ended September 30, 2004	Fiscal Year Ended September 30, 2003
Audit Fees (1)	$5,750	$5,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

(1)

Includes audit of accounts and review of financial statements.

The Manson Creek Audit Committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for Manson Creek’s independent auditors to prepare the proposed audit approach, scope and fee estimates. The independent auditors annually submit a written proposal that details all audit and audit related services. Audit fees are fixed and contained in the proposal, and the Manson Creek Audit Committee reviews the nature and dollar value of services provided under such proposal. Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by the Manson Creek Audit Committee.

There were no fees paid in 2005 or 2004 that were not pre-approved by the Manson Creek Audit Committee. All services described above under the captions “Audit Fees and Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the Manson Creek Audit Committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

Financial Statements

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.  There are material measurement differences between United States and Canadian GAAP.

The unaudited interim financial statements for the nine months ended June 30, 2005, including the balance sheets, statements of operations and deficit, statements of cash flow, notes to such financial statements and management’s discussion and analysis are attached hereto.

The audited financial statements for the year ended September 30, 2004, can be viewed on SEDAR at www.sedar.com or at Manson Creek’s website www.manson.ca under the section entitled “Financial Statements.”

Management’s Discussion and Analysis

Manson Creek is publicly listed on the TSXV under the trading symbol “MCK.”  Manson Creek is a mineral exploration company that is in the exploration stage, and all of its property interests are without known reserves and its proposed programs are exploratory in nature.  The underlying value of Manson Creek’s mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of Manson Creek to obtain the necessary financing to advance its properties beyond the exploration stage, and upon future profitable activities.

Manson Creek does not have significant sources of revenue from its activities and relies on equity financings to finance exploration on its properties.  The only source of revenue in the two immediately preceding fiscal years ended September 30, 2004 and 2003 was interest income derived from holding cash in short-term investment vehicles such as term deposits and brokerage cash accounts.  Manson Creek’s revenue for the past two fiscal years ended September 30, 2004 and 2003 and the nine months ended June 30, 2005 is summarized as follows:

	Nine Months Ended June 30, 2005	2004	2003
Interest revenue	$5,547	$6,799	$5,801

At June 30, 2005, Manson Creek had positive working capital of $765,000.  Due to a recent private placement that contributed approximately $721,000 to Manson Creek, management of Manson Creek believes, there is sufficient cash available to fund operations in the next 12 months as well as an exploration and acquisition program.  Thereafter, Manson Creek will likely need to seek additional capital in order to continue its operations and exploration and acquisition activities.  There can be no assurance that such funds will be available to Manson Creek on terms acceptable to it, if at all.  If Manson Creek is unable to raise additional capital, it would likely result in substantial curtailment of Manson Creek’s operations and exploration and acquisition activities in the future.

Manson Creek does not have significant tangible capital assets, except as disclosed below. Its most substantial assets are its mineral properties.  Expenditures on these properties for the most recent two fiscal years ended and the nine months ended June 30, 2005 are summarized below:

	Balance Sept 30, 2002	Costs Fiscal 2003	Costs Fiscal 2004	Balance Sept 30, 2004	Costs October 1, 2004 to June 30, 2005		Balance June 30, 2005
Acquisition
NAD, Yukon	22,991	9	-	23,000	(23,000)	e	-
Tanner, Yukon	15,190	-	10,000	25,190	420		25,610
JRS, Yukon	885	-	-	885	-		885

Cuprum, Yukon	-	-		-	-	5,000		5,000
Other	42,807	(42,807)	a	-	-	-		-
CR, British Columbia	-	-		12,675	12,675	25,388		38,063
Total Acquisition	81,873	(42,798)		22,675	61,750	7,808		69,558
Exploration
NAD, Yukon	509,119	1,025		-	510,144	(510,144)	e	-
Tanner, Yukon	204,191	(3,511)	b	7,170	207,850	6,309		214,159
JRS, Yukon	215,352	(12,701)	c	-	202,651	10,000		212,651
Cuprum, Yukon	-	-		-	-	6,724		6,724
CR, British Columbia	-	-		77,337	77,337	35,997		113,334
Other	276,757	(276,757)	d	-	-	-		-
Total Exploration	1,205,419	(291,944)		84,507	997,982	(451,114)		546,868

a)

Costs of $5,909 net of write-offs of $48,716.

b)

Costs of $12,089 net of exploration incentives of $15,600.

c)

Costs of $2,099 net of exploration incentives of $14,800.

d)

Costs of $18,475 net of exploration incentives of $11,300 and write-offs of $283,932.

e)

Manson Creek’s Management determined that the NAD property should be written-off during the period as they believed financial resources were better devoted to other properties.

Off-Balance Sheet Arrangements

Manson Creek does not have any off-balance sheet arrangements.

Market for Common Shares

The following table sets forth the high and low market price for Manson Creek’s common shares during each fiscal quarter of Manson Creek for the two most recent fiscal years on the TSXV:

	Sale Price
Quarter Ended	Low Cdn$	High Cdn$
September 30, 2005	$0.105	$0.185
June 30, 2005	$0.11	$0.21
March 31, 2005	$0.105	$0.275
December 31, 2004	$0.08	$0.12

September 30, 2004	$0.07	$0.14
June 30, 2004	$0.85	$0.18
March 31, 2004	$0.08	$0.16
December 31, 2003	$0.04	$0.10

As of November 16, 2005, the latest closing sales price for Manson Creek’s common shares was Cdn. $0.12 per share on the TSXV.

As of October 31, 2005, there were approximately 111 holders of record of Manson Creek’s common shares.

Dividend Policy

To date, Manson Creek has not paid dividends on its common shares.  Furthermore, management of Manson Creek does not anticipate paying dividends on its common shares at any time in the near future.

Legal Proceedings Involving Manson Creek

There are no material legal proceedings or arbitration to which Manson Creek is a party or in respect of which any property of Manson Creek is subject. Manson Creek’s management has no knowledge of any legal proceedings in which Manson Creek may be involved or that are contemplated by governmental authorities or otherwise.

PART III

NORTHERN ABITIBI MINING CORP.

Overview

The information regarding Northern Abitibi contained in this Part III of this Information Statement is as of September 30, 2005, with the exception of the financial information, which is for the nine-month period ended June 30, 2005.  The unaudited interim financial statements for the nine months ended June 30, 2005, including the balance sheets, statements of operations and deficit, statements of cash flow, notes to such financial statements and management’s discussion and analysis are attached hereto.  As of the time of the preparation of this Information Statement, Northern Abitibi was preparing its financial statements for its fiscal year ended September 30, 2005, and such information was not yet available.  When it becomes available, it will be filed on SEDAR.

The information that follows regarding Northern Abitibi has been derived from Northern Abitibi’s filings with the securities commissions or similar regulatory authorities in such provinces of Canada on SEDAR.  The following and other information about Northern Abitibi may be viewed on SEDAR at www.sedar.com.  CDG does not endorse or accept any responsibility for the content, or the use, of SEDAR.

Business Overview

Northern Abitibi is an exploration stage company that was incorporated under the Companies Act of Quebec on March 15, 1971.  On September 22, 1981, the name was changed to include the French version, Corporation Miniere Nord Abitibi.  On March 17, 1987, Northern Abitibi was continued under Part 1A of the Companies Act of Quebec.  Northern Abitibi is publicly listed on the TSXV under the trading symbol “NAI.”  Northern Abitibi’s principal executive offices are located at Suite 500, 926-5th Avenue SW, Calgary, Alberta, T2P 0N7.  Northern Abitibi is in the exploration stage, and all of its properties are without known reserves and its proposed programs are exploratory in nature.  The underlying value of Northern Abitibi’s mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of Northern Abitibi to obtain the necessary financing to advance its properties beyond the exploration stage, and upon future profitable activities.

Northern Abitibi does not have significant sources of revenue from its activities and relies on equity financings to finance exploration on its properties.  The only source of revenue in the three immediately preceding fiscal years was interest income derived from holding cash in short-term investment vehicles such as term deposits and brokerage cash accounts.

At June 30, 2005, Northern Abitibi did not have significant tangible capital assets and no commitments to acquire the same.  During the year ended September 30, 2004, Northern Abitibi wrote-off all of its mineral properties. The Keni property was returned to the vendor during 2004. Although Northern Abitibi continues to hold interests in a prospective gold property in Quebec and a prospective nickel/copper/cobalt property in Newfoundland and Labrador, it has not had sufficient funds to further exploration, and had been unable to interest a third-party in financing further exploration on these properties.

During the three months ended September 30, 2005, Northern Abitibi acquired mineral interests in Nevada, USA through its wholly-owned U.S. subsidiary, NAMCOEX, Inc.

Northern Abitibi does not have any employees as it contracts all of its services to consultants who are paid on an hourly or per diem basis.

Exploration activities on its prospects in each country of Northern Abitibi’s operations, are subject to various laws and regulations administered by federal, provincial, state and local governmental authorities.  The current operations of Northern Abitibi will not only require regulatory compliance, but will also require having in place various licenses and permits for proposed exploration and development activities.  The laws and regulations include those governing prospecting, labor standards, occupational health, waste disposal, toxic substances, land use and environmental protection.  Companies engaged in the exploration for mineral prospects and related extractive facilities generally experience increased costs and delays in schedules as a result of the need to comply with applicable laws and regulations and to obtain licenses and permits which may impose additional standards of compliance.  These laws, regulations and permitting requirements change from time to time, often becoming more stringent.  There is the possibility that Northern Abitibi may not meet these various requirements resulting in enforcement actions, injunctions, fines and penalties or curtailment or cessation of exploration.  Additionally, Northern Abitibi may have to take remedial measures requiring unanticipated capital expenditures, installation of additional equipment or restoration.  Northern Abitibi also may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.  To Northern Abitibi’s knowledge, Northern Abitibi is in compliance with all environmental laws and regulations applicable to its exploration activities in Labrador, Quebec and Nevada.

Canadian federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development and Transport Canada.  Environmental laws and regulations that have a potential impact on Northern Abitibi’s properties include those that protect air quality, water quality, archaeological sites, migratory birds, animals, marine mammals and fish.  Other important laws and regulations are those that regulate mine developmental land use, water use and disposal, release of contaminants, water spills, spill response, the transport of dangerous goods and the maintenance of navigable channels.

Territorial requirements are administered by the Departments of Education, Culture and Employment, Renewable Resources, Transportation and Safety and Public Services.  Laws and regulations that might impact Northern Abitibi’s properties include those that protect heritage resources, wildlife, the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides.

United States environmental requirements in the State of Nevada are handled by the United States Department of the Interior, Bureau of Land Management.  A bond for estimated reclamation costs for exploration on the Silver Park Property, Nevada in the amount of US$2,587 has been filed for our geological studies and reverse circulation drilling planned for late 2005.

Properties

The following section provides a brief summary of Northern Abitibi’s most significant property.  For more information on this property, please see Northern Abitibi’s filings on SEDAR.

Silver Park Property, Nevada

The Silver Park property is a total of 274.69 hectares and is located in the Atlanta Mining district on the north flank of the Wilson Creek Range, approximately 100 kilometers southeast of Ely, in Lincoln County, Nevada.   The area lies on the northwest corner of the Atlanta, Nevada, 1:24,000 scale topographic map, in township 7 north, range 68 east, projected sections 16 and 21.

Northern Abitibi’s wholly-owned Nevada subsidiary NAMCOEX Inc. has entered into option agreements with two separate parties to consolidate the land over the prospect.  The first agreement is with Ofor Silver L.L.C. and covers three patented mining claims (24.69 Hectares).   NAMCOEX Inc. can earn a 100% interest in the three patented mining claims by making staged payments totaling US$141,000 over five years.  Ofor Silver L.L.C. will retain a 4.0% net smelter royalty, 2% of which is purchasable at Northern Abitibi’s election for US$1,000,000.  The second agreement is with Hot Spring Gold Corporation and covers 30 unpatented mining claims (250 Hectares).  NAMCOEX Inc. can earn a 100% interest in the 30 mining claims by making staged payments totaling US$80,891 over five years.  Hot Spring Gold Corporation will retain a 3.0% net smelter royalty, 1.5% of which is purchasable at Northern Abitibi’s election for US$750,000.

The Atlanta District has produced gold and silver sporadically since the mid-1800s.  In 1966, small-scale open pit mining commenced at the Atlanta Mine, however, it was not until 1975 that significant production started.  The production was operated by Standard Slag Company under a joint venture agreement with Bobcat Properties.

Mineralization at Silver Park was discovered in 1869, and silver production from high-grade underground mines commenced in 1871. Select samples of the historic high-grade ore contain up to 590.7 OPT (ounces per tonne) silver and 0.225 OPT gold.   In 1975, about 100 shallow (less than 30 meter depth) rotary holes were drilled by Combined Enterprises Inc. at Silver Park and zones of silver mineralization were defined.  In 1977, about 320 tons of ore with a head grade of 138 grams per tonne silver was mined from a small test pit at Silver Park and sent to the mill at the Atlanta Mine for processing.

Almost no publicly available information is available on exploration at Silver Park after 1977.  It appears that the prospect has not been systematically drill tested for high-grade mineralization at depth, and there is still potential for bulk minable zones of mineralization below 30 meters depth.

Northern Abitibi has not yet conducted field exploration on the property.

Mineralization at Silver Park appears to have a strong structural and stratigraphic control and is possibly best developed in specific stratigraphic horizons in carbonate rocks.  Within the upper 30 meters at least five favorable mineralized horizons have been identified.  One of the old shafts on the property was sunk to a depth of 90 meters (300 feet), suggesting mineralization continues below the shallow levels drilled previously.

Limited data is available on historic drilling at Silver Park.  In 1975, about 100 shallow (less than 30 meter depth) rotary holes were drilled by Combined Enterprises Inc., the details of this drilling are not available but the holes are reported to have defined several zones of silver mineralization.  Northern Abitibi has conducted no drilling at the prospect.

A small non-Canadian National Instrument 43-101 compliant resource of between 70,000 and 162,000 tons grading about 124 grams per tonne silver is stated in historic reports.  No proven resources exist on the property and Northern Abitibi’s proposed exploration programs are exploratory in nature.

Geological studies and 1150 meters of reverse circulation drilling are planned for late 2005.

Risk Factors

The price of Northern Abitibi’s common shares is subject to the risks and uncertainty inherent in its business.  You should consider the following factors as well as other information set forth in this Information Statement with respect to your investment in Northern Abitibi’s common shares.  If any of the risks described below occur, Northern Abitibi’s business, results of operations and financial condition could be adversely affected.  In such cases, the price of Northern Abitibi’s common shares could decline, and you could lose all or part of your investment.

Northern Abitibi is in the exploration stage, and therefore investors bear all the risks of an early stage company with no operating history.

Northern Abitibi is in the mineral exploration business.  It has not engaged in any activities beyond that of obtaining mineral rights and conducting exploratory activities. There is a significant amount of additional work and investment necessary for Northern Abitibi to demonstrate the efficacy of its business plan of exploring different prospects for mineralizations.  Investors should consider the business future of Northern Abitibi based on the risks associated with its early stage and its lack of revenue history.  An investment in Northern Abitibi is speculative.

Northern Abitibi has a Lack of Revenues; History of Losses

Northern Abitibi has not recorded any revenues or net income from its operations, nor has Northern Abitibi commenced commercial production on any of its properties over its 34 year existence.  Northern Abitibi has a deficit of approximately Cdn.$8.8 million through June 30, 2005. There can be no assurance that significant additional losses will not occur in the near future or that Northern Abitibi will generate any revenues from mining operations or be profitable in the future.  The amounts and timing of expenditures will depend on Northern Abitibi’s ability to obtain financing on acceptable terms, the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, Northern Abitibi’s acquisition of additional properties and other factors, many of which are beyond Northern Abitibi’s control.

Northern Abitibi does not expect to receive revenues from operations in the foreseeable future, if at all.  Northern Abitibi expects to continue to incur losses unless and until such time as properties enter into commercial production, if at all, and generate sufficient revenues to fund its continuing operations.  The development of Northern Abitibi’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  There can be no assurance that Northern Abitibi will generate any revenues or achieve profitability.

Northern Abitibi has arrangements with other entities on which it is dependant for exploration, which if they do not fulfill their commitments, will result in either a loss of the prospect or a loss of a business opportunity.

Northern Abitibi has entered into arrangements and has interest dispositions and royalty arrangements with other entities.  Consequently, Northern Abitibi is dependant on others for exploration of the prospects to which it has partial exploitation rights.  If these entities do not fulfill their obligations to Northern Abitibi or do not perform the activities expected, Northern Abitibi will suffer a direct loss or a loss of an opportunity.

Northern Abitibi has commitments to expend certain amounts under an agreement which could affect its rights if not made.

Under an option arrangement, Northern Abitibi is committed to making cash payments.  If Northern Abitibi does not have the ability to make these payments at any time in the future, it would be in breach of the agreement and may lose its rights thereunder, including the possibility of losing rights to the prospects or revenues therefrom.

There are many risks associated with mineral exploration, any one of which could increase operational expense, cause delays or require curtailment of activities, with adverse effect on the business operations, asset value and business prospects.

Mineral exploration involves a high degree of risk and few prospects which are explored ultimately result in production or generate revenues or profits. The long-term profitability of Northern Abitibi’s operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to determine ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new prospects, to develop the mining and processing facilities at any site chosen for development. Even after development and extraction is undertaken, it is possible that mineralizations will not exist in sufficient quantities to justify operations.  In that event, shareholders will suffer an unrecoverable loss in their investment in Northern Abitibi.

The commercial viability of a prospect is subject to many variables, any one or more of which could cause Northern Abitibi to terminate exploration with a corresponding loss in the asset value and revenue potential.

If Northern Abitibi proceeds to production on a particular prospect, its commercial viability may be affected by factors that are beyond Northern Abitibi’s control, including the particular attributes of the deposit, the fluctuation in metal prices, the costs of mining, processing and refining, the availability of economic sources of energy, government regulations including those relating to prices, royalties, restrictions on production, quotas on extraction of minerals, as well as the protection of the environment and agricultural land. It is impossible to assess with certainty the impact of these factors.  As a result of any one or a combination of these factors, Northern Abitibi may be compelled to halt development or extraction operations resulting in unrecoverable losses and diminished business prospects.

Metals price fluctuations may adversely affect development decisions, revenue and profitability and ultimately investor return on an investment in Northern Abitibi.

The decision to develop a prospect, and ultimately the revenues and profitability of Northern Abitibi’s operations, will be dependent in part upon the market price of certain metals.  The prices of these metals have fluctuated widely and are affected by numerous factors.  These factors include international economic and political conditions, expectations of inflation, currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels, and inventory carrying costs.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Northern Abitibi not pursuing a prospect or not receiving an adequate return on invested capital, or the investment not retaining its value.

Extractive operations are subject to many aspects of government regulation and compliance, all of which impact the ability to conduct operations and may impact the profitability of Northern Abitibi.

Exploration activities on its prospects is subject to various laws and regulations administered by federal, provincial, state and local governmental authorities.  The current operations of Northern Abitibi will not only require regulatory compliance, but also having in place various licenses and permits for proposed exploration and development activities.  The laws and regulations include those governing prospecting, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection and mine safety.  Companies engaged in the exploration for mineral prospects and related extractive facilities generally experience increased costs and delays in schedules as a result of the need to comply with applicable laws and regulations and to obtain licenses and permits which may impose additional standards of compliance.  These laws, regulations and permitting requirements change from time to time, often becoming more stringent.  There is the possibility that Northern Abitibi may not meet these various requirements resulting in enforcement actions, injunctions, fines and penalties or curtailment or cessation of operations.  Additionally, Northern Abitibi may have to take remedial measures requiring unanticipated capital expenditures, installation of additional equipment or restoration.  Northern Abitibi also may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

In addition to general governmental regulation, Northern Abitibi faces an increasingly strict regime of environmental regulations which in all likelihood will result in greater operational expense and longer lead times for developmental and extractive activities and more stringent curtailments, fines and penalties for non-compliance.

Northern Abitibi’s operations will be subject to environmental regulation. This body of law provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations.  This regulation also governs aspects of operations, including water use, tailings, and reclamation.  Under these regulations, Northern Abitibi will have to obtain licenses and permits, which will require expenditure on consultants, preparation of impact studies, and fees and which will take substantial time.  Additionally, a breach of these regulations may result in the imposition of fines and penalties or force curtailment of activities.  Environmental legislation continues to evolve and is increasingly stringent with stricter standards, more investigation, and the greater likelihood of enforcement actions, fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in environmental regulations has the potential to reduce the profitability of operations or, in some events, limit operations.

If the title to its prospects in Canada or the United States of America (“US”) are impaired or altered disadvantageously to Northern Abitibi, its business operations will be adversely impacted and its assets diminished.

There is no guarantee that title to its Canadian or US prospects will not be challenged or impugned.  Northern Abitibi has not conducted boundary surveys of the claims in which it holds direct or indirect interests, and therefore, the precise area and location of such claims may be in doubt.  In Canada Northern Abitibi’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  None of Northern Abitibi’s prospects cover areas where the Federal Crown proposes to transfer mineral rights to First Nations that they are aware of.  Any loss of a prospect will impair its assets and future business operations.

Competitors may be able to act more efficiently and more quickly with the result that Northern Abitibi’s future is adversely impacted.

Northern Abitibi competes with major mining companies and other smaller natural resource companies in acquisition, exploration and financing of new prospects and projects. Many of these companies are more experienced, larger and better capitalized than Northern Abitibi. Northern Abitibi’s competitive position will depend upon its ability to successfully explore, acquire and develop new and existing prospects or projects.  Northern Abitibi’s ability to compete also will depend on its financial condition.

Northern Abitibi will need additional financing in the future to execute its long-term business plan, and it does not have any specifically identified sources of capital.  The lack of capital may result in the need to postpone or restrict exploration, development and business operations.

Northern Abitibi has limited financial resources, and additional funding may not be available to Northern Abitibi when needed, or at all, for further exploration or development of its prospects or to fulfill obligations under its agreements. Although Northern Abitibi has been successful in the past in obtaining financing through the sale of equity securities, it may not be able to obtain adequate financing in the future.  It is also possible that any offered financing may not be on terms that are favorable or acceptable. Failure to obtain needed additional financing could result in delay or indefinite postponement of further exploration and development of Northern Abitibi’s prospects, and with the possible loss of prospects

Some risks of operations cannot be insured, so that if and when they happen, Northern Abitibi will be faced with an extraordinary expense and loss.

In the course of exploration of mineral prospects, unusual geological or unexpected operating conditions may occur, including rockbursts, cave-ins, fires and flooding.  Northern Abitibi may also incur liability as a result of pollution and other casualties. It is not always possible to fully insure against such risks, and Northern Abitibi may decide not to take out insurance against such risks as a result of high premiums or other reasons. Paying compensation for obligations resulting from such liability may result in significant costs for Northern Abitibi.

Because of corporate inter-relationships due to common directors, officer and shareholders, Northern Abitibi may encounter conflicting positions with some of its partners which may not be resolved wholly satisfactorily to Northern Abitibi.

Certain of the directors and officers of Northern Abitibi are also directors and/or officers and/or shareholders of other natural resource companies with which Northern Abitibi has business dealings or intends to have dealings. Such associations may give rise to conflicts of interest from time to time when decisions have to be made to engage, continue and modify arrangements or pursue prospects. The directors of Northern Abitibi are required by law to act honestly and in good faith with a view to the interests of Northern Abitibi and its shareholders and to disclose any interests which they may have in any project or opportunity being pursued by Northern Abitibi. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter. In determining whether or not Northern Abitibi will participate in any project or opportunity, the directors will primarily consider the degree of risk to which Northern Abitibi may be exposed and its financial position at the time.

The loss of key personnel may have an adverse impact on the management leadership and the public perception of Northern Abitibi.

Northern Abitibi is heavily dependent upon the expertise of certain of its key officers. The loss of the services of one or more of these individuals could have a material adverse effect on Northern Abitibi. Northern Abitibi’s ability to recruit and retain highly qualified management personnel is critical to its success. There can be no assurance that Northern Abitibi will be successful in attracting and retaining skilled and experienced management; if it is unable to do so this may materially adversely affect Northern Abitibi’s financial performance.

Absence of Dividends

Northern Abitibi has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future.  There can be no assurance that Northern Abitibi’s Board of Directors will ever declare cash dividends, which action is exclusively within its discretion.  Investors cannot expect to receive a dividend on Northern Abitibi’s common shares in the foreseeable future, if at all.

Dilution

Northern Abitibi may attempt to raise additional capital in the future from the issue of new common shares and grant to some or all of its directors, officers, insiders and key employees options to purchase Northern Abitibi’s common shares as non-cash incentives to those employees.  Such capital raisings may be at prices below or equal to market prices, and such options may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of new common shares are issued or such options may be granted and exercised, the interests of then existing shareholders of Northern Abitibi will be subject to additional dilution.

Northern Abitibi is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and, depending on the outcome of feasibility studies, may also issue substantial additional shares to finance the development of a mine.

Volatility of Common Share Price and Volume; Lack of Liquidity

Northern Abitibi’s common shares are listed for trading on the TSXV.  Shareholders of Northern Abitibi may still be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of the shares, if at all.

Shareholders may not be able to readily resell their shares of Northern Abitibi because of penny stock regulation.

Northern Abitibi’s common shares currently have a market price of less than US$5.00 and, pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, they are classified as a “penny stock”.  Since the common shares are classified as “penny stock,” they are subject to Rules 15g-2 through 15g-9 (the “Penny Stock Rules”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the common shares for purchase by their customers, and require that such brokers and dealers make a special suitability determination for each purchaser and obtain the purchaser’s written consent to the purchase or sale of the common shares. The additional risk disclosures and documentation imposed by the Penny Stock Rules could have an adverse effect on the market for and/or the valuation of Northern Abitibi’s common shares.

Adverse Tax Consequences to U.S. Shareholders Resulting From Northern Abitibi’s PFIC Status

Certain U.S. income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant adverse U.S. tax consequences to U.S. shareholders of foreign corporations.  Northern Abitibi may qualify as a PFIC for the current fiscal year and may qualify as a PFIC in future years.  Certain U.S. shareholders who hold stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. holder.  In addition, special rules apply if Northern Abitibi qualifies as both a passive foreign investment company and a “controlled foreign corporation” and the U.S. shareholder owns, directly or indirectly, 10% or more of the total combined voting power of all classes of Northern Abitibi’s shares.

Share Capital

The authorized capital stock of Northern Abitibi consists of an unlimited number of voting common shares, no par value.  As of September 30, 2005, Northern Abitibi had 38,712,314 common shares issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth certain information regarding beneficial ownership of Northern Abitibi’s common shares as of October 31, 2005, by (i) each person or entity who is known by CDG to own beneficially more than five percent (5%) of Northern Abitibi’s outstanding common shares, (ii) each of Northern Abitibi’s directors, (iii) each of Northern Abitibi’s executive officers who earn over US$100,000 in salary and bonus in the fiscal year ended September 30, 2005 and the President of Northern Abitibi, and (iv) all directors and executive officers as a group.  As of October 31, 2005, Northern Abitibi had 38,712,314 common shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission, and includes voting and investment power with respect to Northern Abitibi common shares.  Common shares subject to convertible debentures, warrants or options that are currently convertible or exercisable or convertible or exercisable within 60 days after October 31, 2005 are deemed to be beneficially owned by the person holding those securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other shareholder.  Unless otherwise indicated, the address for each person listed in the following table is c/o Northern Abitibi, Suite 500, 926-5th Avenue, SW, Calgary, Alberta  T2P 0N7 Canada.

Name	Amount and Nature of Beneficial Ownership	Percent of Class
James Devonshire	780,158(1)	2.0%
Shane Ebert	586,000(2)	1.5%
Jean Pierre Jutras	687,700(3)	1.7%
Lesley Hayes	591,000(4)	1.5%
CDG Investments Inc.	7,940,426	20.5%
All executive officers and directors as a group (6 persons)	3,386,858 (5)	8.2%

____________________

(1) Includes 442,000 common shares issuable upon exercise of stock options and 168,579 common shares issuable upon exercise of common share purchase warrants.

(2) Includes 300,000 common shares issuable upon exercise of stock options and 143,000 common shares issuable upon exercise of common share purchase warrants.

(3) Includes 535,000 common shares issuable upon exercise of stock options and 75,000 common shares issuable upon exercise of common share purchase warrants.

(4) Includes 290,000 common shares issuable upon exercise of stock options and 143,000 common shares issuable upon exercise of common share purchase warrants.

(5) Includes 1,997,000 common shares issuable upon exercise of stock options and 669,579 common shares issuable upon exercise of common share purchase warrants.

Directors and Executive Officers

Name and Age	Current (or First and Last) Position with Issuer	Principal Occupation for the Past Five Years
James Devonshire Age 57	President and a director since 2000

Self-employed chartered accountant and management consultant. President and a director of CDG Investments Inc. since 2000 and 1990, respectively; President and a director of Manson Creek Resources Ltd. from 2000 to 2005 and 2000 to present, respectively; and Chairman, director and Chief Executive Officer of Tyler Resources Inc. since 2001, 1997 and 2001, respectively.

Dr. Shane Ebert Age 38	Director since 2003

Self-employed Professional Geologist. Research Associate with the Mineral Deposit Research Unit (MDRU) of the University of British Columbia from 1999 to 2005. President of Hot Spring Gold Corporation since 1996.  Director of Tyler Resources Inc. since 2004, and a director of Manson Creek Resources Ltd. since 2001.

Jean Pierre Jutras Age 37	Vice-President and a director since 2000	Self-employed professional geologist. Vice-President and a director of Manson Creek Resources Ltd. since 2000; and President, a director and Chief Operating Officer of Tyler Resources Inc. since 2001.
Lesley Hayes Age 43	Director since 1996

Self-employed consultant from 2002 to date.  From 1999 to 2002, Practice Manager Creative Services, Burntsand Inc.  From 1996 to 1999, self-employed investor relations consultant, and from 1992 to 1996 Vice-President of operations of Vicom Multimedia. Director of  Tyler Resources Inc. since 1997 to present.

Shari Difley Age 45	Chief Financial Officer since 1997	Self-employed chartered accountant and Chief Financial Officer for Manson Creek Resources Ltd. since 1997, and Chief Financial Officer for Hixon Gold Resources Inc. from 1997 to 2001.
Barbara O’Neill Age 39	Corporate Secretary since May 1993	Corporate Secretary of Manson Creek Resources Ltd. from 1993 to present, Tyler Resources Inc. from 1998 to present, Aloak Corp. from 1993 to present and CDG Investments Inc. from 1993 to present.

Northern Abitibi Board of Directors and Committee Meetings and Attendance

The Northern Abitibi Board of Directors (the “Northern Abitibi Board”) held no meetings during the fiscal year ended September 30, 2005.  In accordance with the Companies Act of Quebec, the Northern Abitibi Board reviewed and approved all required actions by written corporate resolution.  Northern Abitibi has not adopted any formal policy regarding director attendance at its annual meetings of shareholders.  Mr. Jutras attended the 2005 annual meeting of shareholders, which was held in Quebec as Northern Abitibi is a Quebec Corporation.

All directors hold office until the next annual meeting of the shareholders of Northern Abitibi and until their successors have been elected and qualified.  Officers of Northern Abitibi serve at the discretion of the Northern Abitibi Board.

In accordance with the Companies Act of Quebec the directors of Northern Abitibi shall call an annual meeting of shareholders to be held not later than 15 months after holding the last annual meeting and may, at any time, call a special meeting of shareholders.  Notice of the time and place of the meeting shall be communicated to shareholders of record entitled to vote, directors and auditors not less than 21 days and not more than 50 days before the meeting.

Northern Abitibi does not limit who may attend its annual meetings to its shareholders, directors and auditors.

A notice of record date advising of Northern Abitibi’s annual general meeting and the date for which the determination of shareholders entitled to vote at the annual meeting is to be fixed must be issued seven days in advance of the record date.  The notice of meeting, information circular, financial statements and proxy are to be mailed to the shareholders not less than 25 days prior to the meeting date.  A quorum for the transaction of business at a general meeting is two shareholders present in person or represented by proxy representing a minimum of 10% of the issued voting shares in Northern Abitibi.  No business shall be transacted at a general meeting unless the requisite quorum shall be present at the commencement of the meeting.

Only members who are registered holders of Northern Abitibi’s shares at the close of business on the record date (a date which is not more than 50 days, nor less than 35 days prior to the date of the meeting) who either attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the members upon the said question.

The Northern Abitibi Board will consider shareholders’ nominations for directors if made in writing in accordance with the Companies Act of Quebec.  Because Northern Abitibi has not received recommendations from its shareholders in the past, the Northern Abitibi Board has no formal policy with regard to the consideration of any director candidates recommended by Northern Abitibi shareholders.  The Northern Abitibi Board has not adopted formal policies regarding minimum qualifications for director candidates.

The Northern Abitibi Board has only one standing committee, which is the audit committee (the “Northern Abitibi Audit Committee”).  The Northern Abitibi Audit Committee operates pursuant to a written charter adopted by the Northern Abitibi Board, which sets forth in more specific detail the duties and responsibilities of the Northern Abitibi Audit Committee.  The Northern Abitibi Audit Committee charter can be viewed at Northern Abitibi’s website at www.naminco.ca under the section entitled “Corporate Governance.”

The Northern Abitibi Audit Committee must be comprised of at least three directors, a majority of whom must be “independent” directors.  “Independence” is determined in accordance with MI 52-110, Section 1.4.   The Northern Abitibi Board appoints the members of the Northern Abitibi Audit Committee annually.  As of the date of this Information Statement, the members of the Northern Abitibi Audit Committee were Dr. Ebert, Mr. Devonshire and Ms. Hayes.

The Northern Abitibi Audit Committee must review the annual and interim financial statements and management’s discussion and analysis (“MD&A”) of Northern Abitibi filed in Canada before they are approved by the Northern Abitibi Board and the information is publicly disclosed.

The Northern Abitibi Board has no standing nominating committee or compensation committee.  The full Northern Abitibi Board performs these functions.  The Northern Abitibi Board believes that it is appropriate for it to perform the functions of the nominating committee as a result of its small size.

To the best of Northern Abitibi’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of Northern Abitibi’s officers or directors was selected as an officer or director of Northern Abitibi.

There are no family relationships between any director or officer of Northern Abitibi and any other director or officer of Northern Abitibi.

Legal Proceedings Involving Directors and Officers

There are not any legal proceedings in which any director, officer or affiliate of Northern Abitibi or greater than 5% owner of Northern Abitibi (or any affiliate of the foregoing) is a party adverse or has a material interest in a matter adverse to Northern Abitibi.  Likewise, there has not been any involvement of any director or officer of Northern Abitibi in any material legal proceedings generally over the last five years.

Northern Abitibi Board Compensation

Northern Abitibi has no standard arrangement pursuant to which directors of Northern Abitibi are compensated by Northern Abitibi for their services in their capacity as directors.  However, each director who is not otherwise a full-time employee of Northern Abitibi is eligible to receive stock options of Northern Abitibi.

There were no option grants made during the fiscal year ended September 30, 2005 to any of the directors.

There are no directors’ service contracts with Northern Abitibi or any of its subsidiaries providing for benefits upon termination of employment.

Indebtedness of Directors and Officers

No director, officer or their respective associates or affiliates is or has been indebted to Northern Abitibi or any of its subsidiaries at any time.

Directors’ and Officers’ Liability Insurance

Northern Abitibi does not currently have any directors’ and officers’ liability insurance.

Communications with the Northern Abitibi Board

Northern Abitibi has an informal process for its shareholders to send communications to the Northern Abitibi Board, to any committee of the Northern Abitibi Board, or to one or more individual directors.  Such communications should be in writing and sent by mail to Northern Abitibi, Attention:  Corporate Secretary, Suite 500, 926-5th Avenue SW, Calgary, Alberta T2P 0N7 or by email to inquiries@naminco.ca.  The Corporate Secretary will transmit all such communications to the person or persons to whom they are directed.

Executive Compensation

Aggregate Compensation

During the fiscal year ended September 30, 2005, no executive officer of Northern Abitibi earned greater than US$100,000 in salary and bonus.

The following table sets forth information concerning the total compensation paid during each of the last three fiscal years to Northern Abitibi’s President.

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year Ended Sept. 30	Salary ($)	Bonus ($)	Other (1) Annual Compensation ($)	Securities Under Options/SARS Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)
James Devonshire President	2005 2004 2003	$2,300(2) $2,300(2) $5,100(2)	Nil Nil Nil	Nil Nil Nil	Nil Nil 125,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

Perquisites and other personal benefits received did not exceed the lesser of US$50,000 and 10% of the total annual salary and bonuses for Mr. Devonshire.

(2)

Amounts appearing represent the annual total of hourly billings from Kingslea Financial Corp., which is a corporation controlled by Mr. Devonshire.

Long-Term Incentive Plan Awards

Northern Abitibi has no long-term incentive plans.

Options/SARs Granted During the Most Recently Completed Fiscal Year

No stock appreciation rights were granted to Mr. Devonshire for the fiscal year ended September 30, 2005.

No stock options were granted to Mr. Devonshire during the year ended September 30, 2005.

Aggregated Option/SAR Exercises During the Year Ended September 30, 2005 and Fiscal Year-End Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as of September 30, 2005 and options exercised by Mr. Devonshire during the fiscal year ended September 30, 2005:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as of September 30, 2005 (#)		Value of Unexercised In-the-Money Options/SARs as Of September 30, 2005 ($)
			Exercisable	Unexercisable	Exercisable(1)	Unexercisable

James Devonshire	Nil	Nil	442,000	Nil	Nil	Nil

Note:

(1)

Calculated as the difference in the market value of the securities underlying the options at September 30, 2005 and the exercise price.

Option and SARs Repricings/Cancellations

No stock options or stock appreciation rights granted to Mr. Devonshire for the fiscal year ended September 30, 2005 have been cancelled or repriced.

Report on Executive Compensation

Northern Abitibi does not have a compensation committee.  The Northern Abitibi Board as a whole, which includes Messrs. Devonshire and Jutras, who are also officers of Northern Abitibi, is responsible for approving all compensation paid by Northern Abitibi to its directors and senior officers.  Messrs. Devonshire and Jutras do not vote with respect to compensation matters affecting them.

Northern Abitibi compensates its executive officers primarily on the basis of the amount of time and effort they devote to Northern Abitibi’s affairs.  Factors such as Northern Abitibi’s financial position and the price of its common shares are also taken into account.  The objectives of the policy are to provide a level of cash compensation equivalent to or below rates charged by individuals of comparable technical experience and to create longer term incentives through option grants.

The consulting services of the executive officers are remunerated at rates ranging from $400 to $840 per diem payable to the executive officers or corporations controlled by the executive officers for time devoted by them to Northern Abitibi’s business.  In order to create a significant relationship between corporate performance and executive compensation, options are granted based on the executive officer’s level of responsibility within Northern Abitibi and the exercise price of options granted in the past.

The compensation level for the President is determined in the same manner as for other executive officers.

REPORT SUBMITTED BY THE BOARD OF DIRECTORS:

Jean Pierre Jutras

James Devonshire

Shane Ebert

Lesley Hayes

Stock Option Plan

In August of 2002, the TSXV adopted a new stock option policy whereby all Tier 2 Corporations must implement and approve yearly a stock option plan.  In accordance with this policy, Northern Abitibi adopted a 2003 Stock Option Plan (the “Northern Abitibi Plan”) on January 17, 2003, which was annually approved by its shareholders at the annual and special meetings held on March 13, 2003, March 29, 2004 and May 26, 2005, respectively.  The Northern Abitibi Plan authorizes the Northern Abitibi Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of Northern Abitibi.

Under the Northern Abitibi Plan, the aggregate number of common shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding common shares of Northern Abitibi at the time the options are granted.  Further, the aggregate number of common shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding common shares of Northern Abitibi.  Options issued pursuant to the Northern Abitibi Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the common shares are then listed.  The period during which an option may be exercised shall be determined by the Northern Abitibi Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Northern Abitibi Board at the time such option is granted, provided no option shall be exercisable for a period exceeding five years from the date the option is granted unless specifically provided by the Northern Abitibi Board and in any event, no option shall be exercisable for a period exceeding ten years from the date the option is granted.

The options granted under the Northern Abitibi Plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of Northern Abitibi and within 30 days for any optionee engaged in investor relations activities.  In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by Northern Abitibi of all or substantially all of its assets or in the event of a change in control of Northern Abitibi, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the security holders	2,372,000	$0.11	1,028,429

Equity compensation plans not approved by security holders	-	$ -	-

Total	2,372,000	$0.11	1,028,429

Retirement Benefits

As of September 30, 2005, Northern Abitibi does not have any plans that require Northern Abitibi to contribute to, or to provide pension, retirement or similar benefits to directors and officers.

Employment Agreements

Termination of Employment, Change in Control and Employment Contracts

There are no employment contracts between Northern Abitibi and any executive officer.  There are no compensatory plans or arrangements with any executive officer (including payments to be received from Northern Abitibi or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such executive officer or from a change of control of Northern Abitibi or any subsidiary thereof or any change in such executive officer’s responsibilities following a change in control.

A change in control of Northern Abitibi has not occurred in the last fiscal year, and Northern Abitibi has no knowledge of any arrangements, the operation of which may, at a date subsequent to the date of this Information Statement, result in a change in control of Northern Abitibi.

Management and Consulting Contracts

Remuneration for the corporate administrative and geological services of each of Mr. Devonshire (President and Director) and Mr. Jutras (Vice-President and Director) is paid to their respective controlled companies, Kingslea Financial Corp., and 635280 Alberta Ltd.  The services of Messrs. Devonshire and Jutras are billed through their companies at $105 per hour and $400 per diem, respectively.  Ms. Difley (Chief

Financial Officer) and Dr. Ebert (Director) are paid directly at $60 per hour for administrative services and $450 per diem for geological services performed, respectively.

Certain Relationships and Other Transactions with Management

Other than as disclosed in the section entitled “Northern Abitibi – Executive Compensation” in this Part III of the Information Statement and the transactions set forth below, there are no other related-party transactions or proposed transactions involving any officer or director of Northern Abitibi or any associate or affiliate of such person and Northern Abitibi that have occurred during the fiscal years ended September 30, 2005 and September 30, 2004. There are no debts owing directly or indirectly to Northern Abitibi by any officer or director of Northern Abitibi or any associate or affiliate of such person.

Management of Northern Abitibi has an interest in the following transactions:

CDG provided services billing the amounts presented below for the respective fiscal years.  Further, Manson Creek charged Northern Abitibi its share of office lease costs during the year as set out below.  Manson Creek is related by virtue of certain common officers and directors.   Amounts billed included geological and administrative consulting expenses of $13,000 in 2005 and $7,000 in 2004, respectively; office lease and operating costs of $5,000 in 2005 and $17,000 in 2004, respectively; and direct administrative costs of $17,000 in 2005 and $17,000 in 2004, respectively.

Related-party transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended September 30, 2005 Northern Abitibi’s wholly-owned subsidiary acquired mineral property interests from a corporation whose president is a director of Northern Abitibi. Northern Abitibi paid the vendor US$13,981 as reimbursement of costs incurred by the vendor and will pay US$67,000 over five years to acquire 100% of the property subject to NSR (net smelter royalty).

Report of the Northern Abitibi Audit Committee

The Audit Committee is not required to render an Audit Committee report under applicable Canadian law.

Northern Abitibi Audit Committee Financial Expert

The Northern Abitibi Board has determined that Mr. Devonshire of the Northern Abitibi Audit Committee is Northern Abitibi’s financial expert.  This determination is based on his experience and active employment as a self-employed Chartered Accountant.  Mr. Devonshire is not considered to be an “independent director” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.    The other members of the Northern Abitibi Audit Committee are Mr. Ebert and Ms. Hayes, who are considered to be “independent directors” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

Principal Accounting Fees and Services

Appointment of Auditor

The present auditor of Northern Abitibi, PricewaterhouseCoopers LLP, was appointed at the annual meeting of shareholders held May 18, 2005.  The previous auditor of Northern Abitibi, Grant Thornton LLP, Chartered Accountants (“Grant Thornton”), had been the auditor of Northern Abitibi since September 1981, but was not reappointed this fiscal year.  The decision to not reappoint Grant Thornton was made by the Northern Abitibi Board.  There were no disagreements between Northern Abitibi and Grant Thornton, within the meaning of NI 51-102, and the reports of Grant Thornton on Northern Abitibi’s financial statements for the years ended September 30, 2004 and September 30, 2003 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with Grant Thornton’s audits of our financial statement for the two most recent fiscal years, there have been no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Grant Thornton, could have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such periods.  During our two most recent fiscal years and through September 30, 2005, there were no reportable events as defined in Item 304(a)(1)(iv) of Regulation S-B.

External Auditor Services Fees (By Category)

For the last two fiscal years, Northern Abitibi has paid the following amounts as external auditor service fees:

	Fiscal Year Ended September 30, 2004	Fiscal Year Ended September 30, 2003
Audit Fees (1)	$4,000	$4,600
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

(1)

Includes audit of accounts and review of financial statements.

The Northern Abitibi Audit Committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for Northern Abitibi’s independent auditors to prepare the proposed audit approach, scope and fee estimates. The independent auditors annually submit a written proposal that details all audit and audit related services. Audit fees are fixed and contained in the proposal, and the Northern Abitibi Audit Committee reviews the nature and dollar value of services provided under such proposal. Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by the Northern Abitibi Audit Committee.

All audit fees paid in 2005 and 2004 were pre-approved by the Northern Abitibi Audit Committee. All services described above under the captions “Audit Fees and Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the Northern Abitibi Audit Committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

Financial Statements

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.  There are material measurement differences between United States and Canadian GAAP.

The unaudited interim financial statements for the nine months ended June 30, 2005, including the balance sheets, statements of operations and deficit, statements of cash flow, notes to such financial statements and management’s discussion and analysis are attached hereto.

The audited financial statements for the year ended September 30, 2004, can be viewed on SEDAR at www.sedar.com or at Northern Abitibi website www.naminco.ca under the section entitled “Financial Statements.”

Management’s Discussion and Analysis

Northern Abitibi is publicly listed on the TSXV under the trading symbol “NAI.”  Northern Abitibi is a mineral exploration company that is in the exploration stage, and all of its property interests are without known reserves and its proposed programs are exploratory in nature.  The underlying value of Northern Abitibi’s mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of Northern Abitibi to obtain the necessary financing to advance its properties beyond the exploration stage, and upon future profitable activities.

Northern Abitibi does not have significant sources of revenue from its activities and relies on equity financings to finance exploration on its properties.  The only source of revenue in the two immediately preceding fiscal years ended September 30, 2004 and 2003 was interest income derived from holding cash in short-term investment vehicles such as bankers’ acceptances, treasury bills and brokerage cash accounts.  Northern Abitibi’s revenue for the past two fiscal years ended September 30, 2004 and 2003 and the nine months ended June 30, 2005 is summarized as follows:

	Nine Months Ended June 30, 2005	2004	2003
Interest revenue	$2,085	$1,217	$2,037
Mining duties rebate	$4,883	$ -	$ -

At June 30, 2005, Northern Abitibi had positive working capital of approximately $714,000. Northern Abitibi completed a private placement in early March 2005 that netted approximately $728,000.  A portion of these funds were used to investigate and acquire new mineral properties, and the remainder will be used to partially fund exploration activities.

Northern Abitibi does not have significant tangible capital assets and no commitments to acquire same as of June 30, 2005.

Off-Balance Sheet Arrangements

Northern Abitibi does not have any off-balance sheet arrangements.

Market for Common Shares

The following table sets forth the high and low market price for Northern Abitibi’s common shares during each fiscal quarter of Northern Abitibi for the two most recent fiscal years on the TSXV:

	Sale Price
Quarter Ended	Low Cdn$	High Cdn$
September 30, 2005	$0.075	$0.12
June 30, 2005	$0.08	$0.12
March 31, 2005	$0.07	$0.165
December 31, 2004	$0.035	$0.095

September 30, 2004	$0.035	$0.05
June 30, 2004	$0.05	$0.09
March 31, 2004	$0.075	$0.095
December 31, 2003	$0.06	$0.12

As of November 16, 2005, the last closing sales price for Northern Abitibi’s common shares was Cdn. $0.08 per share on the TSXV.

As of October 31, 2005, there were approximately 226 holders of record of Northern Abitibi’s common shares.

Dividend Policy

To date, Northern Abitibi has not paid dividends on its common shares.  Furthermore, management of Northern Abitibi does not anticipate paying dividends on its common shares at any time in the near future.

Legal Proceedings Involving Northern Abitibi

There are no material legal proceedings or arbitration to which Northern Abitibi is a party or in respect of which any property of Northern Abitibi is subject. Northern Abitibi’s management has no knowledge of any legal proceedings in which Northern Abitibi may be involved or that are contemplated by governmental authorities or otherwise.